PARALLEL INTERNATIONAL CORPORATION



P.E. 6-30-05

"Our clients make ground-breaking bio/pharmaceutical discoveries.

Our expertise guides them to success."

– Josef von Rickenbach, Chairman and CEO


SEC Mail
PROCESSING
RECEIVED
OCT 2 8 2005
WASH. D.C.
192
SECTION

PROCESSED
OCT 3 1 2005
THOMSON
FINANCIAL

PAREXEL®

ABOUT PAREXEL

PAREXEL International Corporation is a leading global bio/pharmaceutical services organization, providing a broad range of knowledge-based contract research, medical marketing and consulting services to the worldwide pharmaceutical, biotechnology and medical device industries. Committed to providing solutions that expedite time-to-market and peak-market penetration, PAREXEL® has developed significant expertise across the development and commercialization continuum, from drug development and regulatory consulting to clinical pharmacology, clinical trials management, medical education and reimbursement. Perceptive Informatics, Inc., a subsidiary of PAREXEL, provides advanced technology solutions, including medical imaging, Clinical Trial Management Systems (CTMS), Interactive Voice Response Systems (IVRS), and integration services. Headquartered near Boston, Massachusetts, PAREXEL operates in 51 locations throughout 37 countries around the world, and has approximately 5,140 employees.

FISCAL 2005 SEGMENT REVENUE BREAKOUT



23% PAREXEL Consulting and Marketing Services
69% Clinical Research Services
8% Perceptive Informatics

FISCAL 2005 GEOGRAPHIC REVENUE BREAKOUT

(dollars in millions)



$202.9
37%
United States
$313.1
58%
Europe
$28.7
5%
Asia and Other

FINANCIAL HIGHLIGHTS

In thousands except per share data	Fiscal year ended June 30 2005	2004	2003
SERVICE REVENUE			
Clinical Research Services	**$375,327**	$375,219	$364,200
PAREXEL Consulting and Marketing Services	**$126,552**	$129,791	$129,936
Perceptive Informatics	**$ 42,847**	$ 35,973	$ 24,800
Total service revenue	**$544,726**	$540,983	$518,936
Net income	**$ (35,177)***	$ 13,791	$ 10,662
Diluted earnings per share	**$ (1.35)***	$ 0.51	$ 0.42
Working capital	**$120,301**	$145,408	$134,346
Total assets	**$475,736**	$502,996	$464,237
Stockholders equity	**$205,571**	$246,760	$227,100

Includes $29.8 million in restructuring and special charges, and a $25.5 million one-time non-cash tax charge to record tax valuation reserves.

BACKLOG

(dollars in millions)



$800
$700
$600
$500
$400
$300
$200
$100
$ 0
03
04
05

6/30/05: $732*
6/30/04: $699
6/30/03: $587

** Includes the negative impact from foreign exchange of $37 million*

TO OUR SHAREHOLDERS:

Fiscal 2005 will be remembered as a year of significant change at PAREXEL International – change designed to enhance the Company's performance. The bio/pharmaceutical industry is becoming ever more global. For example, clinical drug development activity, traditionally focused in North America and Western Europe, is becoming more prevalent in other regions of the world with better access to patients. Leveraging PAREXEL's strong global footprint, we continued to capitalize on this shift and posted solid new business awards and revenue growth in Europe and other regions outside of North America.

In North America, however, Fiscal 2005 was a challenging year. While more than half of our worldwide business wins continued to originate within the United States, nearly one-third of this business will be executed in Europe and other parts of the world. In addition, an industry-wide trend of slower backlog conversion into revenue hampered revenue growth. We worked to overcome these challenges by implementing a comprehensive restructuring of PAREXEL's operations. While involving many of our locations worldwide, the restructuring was primarily focused on making PAREXEL a leaner and stronger competitor in North America. This initiative should result in a significant improvement in our operating leverage and is expected to be reflected in our margins in Fiscal 2006.

FISCAL 2005 IN REVIEW

Reviewing PAREXEL's financial results for the fiscal year ended June 30, 2005, consolidated service revenue increased to $544.7 million from $541 million in Fiscal 2004. While revenue growth was tepid, we did achieve positive momentum on the new business front as Fiscal 2005 unfolded, although the growth was offset by the slower backlog conversion into revenue as compared with historical norms.

In connection with our restructuring, we closed or downsized a total of 11 PAREXEL offices, most of which were in high-cost urban locations within the United States. More than 500 employees were relocated, and approximately 125 positions were eliminated. We believe that these measures are helping to address the resource and profitability imbalances in our North American operations.

Reflecting the restructuring and special charges, and a one-time non-cash tax valuation reserve resulting from the taxable loss position of some of PAREXEL's subsidiaries, we posted an operating loss for Fiscal 2005 of $276,000. This compares with operating income of $18.4 million, or 3.4 percent of consolidated service revenue, in the prior year. Our net loss for Fiscal 2005 was $35.2 million, or $1.35 per share, compared with net income of $13.8 million, or $0.51 per diluted share for Fiscal 2004. On a proforma basis, excluding the effect of $29.8 million of restructuring and special charges and the $25.5 million tax valuation reserve, operating income for Fiscal 2005 was $27.2 million, net income was $18.6 million, and earnings were $0.70 per diluted share.*

Against the backdrop of our restructuring, we continued to seek opportunities to enhance our service offerings in Fiscal 2005. Our Clinical Research Services (CRS) and Perceptive Informatics™ segments strengthened their collaborative efforts to help clients leverage advanced technologies as a means of improving the speed and efficiency of their clinical programs. In addition, we aligned the PAREXEL Consulting and Medical Marketing Services segments into one business segment called PCMS, to make these businesses more effective partners for clients, as strategic marketing becomes increasingly integrated with scientific and regulatory considerations in drug development planning. Looking further into the future, we are actively driving the organization to unlock new efficiencies by creatively rethinking the historic relationships between our strategic business units.

* *Proforma operating income excludes the impacts of $27.5 million of restructuring and special charges, and proforma net income and earnings per diluted share also exclude the impacts of $2.3 million of other charges (recorded in the Other Income line) and a $25.5 million one-time non-cash tax charge to record tax valuation reserves, offset by other tax benefits of $1.5 million.*

Our senior management team also experienced changes in Fiscal 2005. Following the retirement of President and Chief Operating Officer Carl Spalding, several members of our senior management team took positions that further leverage their skills and capabilities. Michael Woehler, PhD, formerly president of CRS, was promoted to the position of executive vice president. Mark A. Goldberg, MD, was named president of CRS, and also continues to serve as president of Perceptive Informatics. Kurt Brykman, who joined the Company in September 2004 as president of PAREXEL Consulting, was given the additional responsibility for overseeing the newly created PCMS business segment. In addition, following the departure of Andrew Smith, we recruited Glenn Van Deusen as the general manager of Medical Marketing Services, reporting to Kurt.

PAREXEL's senior management team has solid leadership skills and a deep understanding of our business. I look forward to seeing them leverage these strengths as we work together to achieve PAREXEL's operational and financial goals.

A LOOK AHEAD

PAREXEL concluded Fiscal 2005 with positive momentum in new business. Our year-end portfolio of pending CRS proposals, for example – projects on which we have bid that are awaiting a client decision – ended 28 percent higher than the previous year. Across all of our businesses – clinical development, consulting, medical marketing and technology – we believe that the Company's operations are well aligned with its opportunities. We have established a strong competitive presence in markets that are expanding at double-digit rates, and we intend to capitalize on this growth potential.

This effort begins with a company-wide drive to re-energize and enhance our sales function. Over the past several years, PAREXEL's portfolio of service offerings has been re-tooled to meet the specific needs of small and emerging bio/pharmaceutical companies, in addition to large companies. Our leadership team is developing additional sales capabilities focused on these new offerings, adding sales positions around the world and upgrading PAREXEL's sales incentive compensation plans. Our objective is to create a powerful sales engine within PAREXEL to accelerate growth across all of our businesses and markets and more effectively leverage our cost base. The marketplace for our services is healthy, and we are determined to gain market share and expect to see strong results from our operating units in Fiscal 2006.

Reflecting the successful execution of our long-term strategy for PAREXEL, our worldwide clinical infrastructure is world-class in scale, quality and performance. We are looking at ways to leverage this global footprint not only to grow PAREXEL's revenue, but also to better utilize it for the Company's own advantage in managing costs. While pursuing new opportunities to benefit from lower-cost offshore locations and thereby realizing greater operational efficiencies, we anticipate continued growth in these locations.

Although PAREXEL is changing, our basic value proposition remains the same. We believe that people and professional expertise are the crucial differentiators in our business. This belief is reflected in the new corporate tagline we introduced this year: *Expertise that makes the Difference*™. Our clients look to us to become true partners with them – providing not just outside resources but skilled thinking that speeds new products to launch. Thanks to the talent and dedication of our employees around the world PAREXEL is just such a partner, and the PAREXEL franchise and reputation are strong.

On behalf of everyone at PAREXEL I extend sincere appreciation to you, our shareholders, for your continuing trust and encouragement. We are dedicated to improving the Company's performance in Fiscal 2006, and I look forward to reporting on our progress.

Sincerely,



Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer



CLINICAL RESEARCH SERVICES (CRS)

PROCESS EXPERTISE

Offering the entire spectrum of clinical development services, from first-in-man and proof-of-concept through Phase IV post marketing and pharmacovigilance studies

Phase I-IV
Project Management
Site Management
Patient and Investigator Recruitment
Data Management
Biostatistics
Bioanalysis
Medical Services

PERCEPTIVE INFORMATICS™

TECHNOLOGY EXPERTISE

Combining clinical knowledge, quality and regulatory experience with advanced technology to decrease time-to-market, risk and cost associated with clinical trials

Medical Imaging
Clinical Trial Management Systems (CTMS)
Interactive Voice Response Systems (IVRS)
Integration Services


PAREXEL
Expertise that makes the Difference™

PAREXEL CONSULTING *and* MARKETING SERVICES (PCMS)

PAREXEL Consulting (PC)

DRUG DEVELOPMENT EXPERTISE

Helping clients develop the right product with the right quality standards for the right patient population by fusing scientific, regulatory and business expertise

Drug Development and Market Strategy
Regulatory Affairs
Compliance and Quality Process Consulting
Risk Management

Medical Marketing Services (MMS)

COMMERCIALIZATION EXPERTISE

Translating science to action through the creation of strategies, programs and materials critical to the successful launch and optimization of products in the professional market

Medical Education and Communications
Meetings/Events/Exhibits
Reimbursement/Patient Assistance Programs
Educational Services
Scientific Publications

RAISING *the* BAR

PARExEL CONSULTING'S WORLD-CLASS EXPERTS in validation and regulatory compliance are assisting the Korea Institute of Industrial Technology (KITECH) in developing a premier contract manufacturing facility for biotechnology products in South Korea.

Cell banking, microbial fermentation and cell cultivation. Purification, fill and finish. The launch of the state-of-the-art Korea Biotechnology Commercialization Center (KBCC), developed by KITECH, with a range of services and capabilities for producing novel bio/pharmaceutical medicines for clinical and early-stage commercial trials, is gaining momentum.

PAREXEL Consulting's specialized project team of validation and regulatory experts is working with KITECH's KBCC management on a knowledge transfer effort focusing on the installation, operation and performance qualification of the KBCC manufacturing plant, located in Incheon, South Korea. PAREXEL's alliance partner Sartorius AG is one of the major suppliers of key manufacturing process equipment, which is expected to optimize manufacturing performance and give the biotech commercialization center a business advantage. By leveraging PAREXEL's global expertise, PAREXEL consultants are helping to promote the globalization of Korea's biotech industry.

"This project is very important for Korea," said Dr. Chong Ho Lee, Director, KBCC. "It will contribute to the commercial production of biotech products."

PAREXEL Consulting and KITECH's KBCC are addressing evolving regulatory requirements of the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMEA) and Asian authorities. This collaboration includes plant validation in accordance with FDA current Good Manufacturing Practices (cGMP) and compliance readiness, a key strategy to developing and commercializing products that can be distributed in the shortest timeframe to the U.S. and other global markets.

"PAREXEL has a breadth of experience and a large number of experts in the biotech fields; they assigned the best people to the KBCC project," said Dr. Lee. "*One of the most important factors in our decision to collaborate with PAREXEL Consulting was the staff's experience with the FDA and other key regulatory authorities.*"

Well versed in standard operating procedures and the creation of operational efficiencies, PAREXEL experts are documenting challenges and test results, preparing KBCC to pass FDA pre-approval inspection. In addition to executing knowledge transfer about the international regulatory framework, they are applying their technical acumen to the distinction between manufacturing drugs and products of biological origin, which are sensitive to changes in manufacturing conditions.

"KBCC is ushering in a new era for biotechnology companies in South Korea," said Mr. Sung Chang Oh, Quality Assurance Manager, KBCC. Several companies have expressed interest in utilizing KBCC, scheduled for completion in 2007, for contract manufacturing services to produce their bio/pharmaceutical products.

"We are very excited about the progress of our project," said Mr. Oh. "Everything is going extremely well."

Bruce Babbitt draws on 20 years of R&D, drug development and regulatory affairs expertise to assist biotech start-ups in formulating strategies to quickly move into the clinic with investigational drugs. He identifies minimal sets of IND-enabling pre-clinical studies and optimal Phase I/IIa clinical trial protocols to demonstrate proof-of-concept. Dr. Babbitt negotiates drug and clinical development plans and regulatory strategies with reviewers at the FDA, including CBER, CDER and CDRH. He is a trusted advisor to senior management teams, assisting with financing and corporate partnering activities, as well as in networking with key scientific and clinical opinion leaders.

Bruce Babbitt, PhD
Principal Consultant, Biotechnology
Drug Development Consulting
PAREXEL Consulting



PAREXEL EXPERTISE IN FORMULATING DEVELOPMENT STRATEGIES

WORKED WITH TWO PARTNERED BIO/PHARMACEUTICAL COMPANIES IN THE DESIGN OF MULTIPLE DEVELOPMENT AND REGULATORY STRATEGIES FOR THEIR BIOGENERIC COMPOUNDS AND NEW BIOLOGICS LINE EXTENSIONS, AND TO EXECUTE A COMPLEX TRANSCONTINENTAL PROGRAM AND MANAGE MARKETING APPLICATION PROCESSES WITH U.S. AND EUROPEAN REGULATORS.

FORMED A STRATEGIC ALLIANCE WITH A TOP FIVE PHARMACEUTICAL COMPANY TO DESIGN A COMPLIANCE PROGRAM ALIGNED WITH ITS QUALITY MANAGEMENT APPROACH; OVER 200 GLOBAL GCP AUDITS AND THE ABILITY TO EFFICIENTLY MEET AUDIT DEMAND FLUCTUATIONS LED TO REDUCED DEVELOPMENT COSTS FOR THE PROGRAM.

A CLEAN BILL *of* HEALTH

PAREXEL'S COMMITMENT TO ETHICALLY AND SCIENTIFICALLY SOUND PRINCIPLES paved the way for a smooth, first-time U.S. regulatory inspection for Aspen Pharmacare, Africa's largest pharmaceutical manufacturer, for a drug to help combat the HIV/AIDS pandemic.

When Aspen Pharmacare needed high-quality Phase I units for conducting clinical trials for combination-pack generic antiretrovirals (ARVs), the South African company turned to PAREXEL.

Based on clinical data provided by PAREXEL's Phase I unit in Bloemfontein, South Africa, as well as the Phase I unit in George, South Africa, part of PAREXEL's International Clinical Pharmacology Network, Aspen Pharmacare's HIV drug passed muster with the South African Medicines Control Council (MCC) for use in South Africa, where an estimated 4 million people have HIV, the virus that causes AIDS.

But could Africa's innovator in producing cost-effective ARVs meet the stringent quality standards of a U.S. Food and Drug Administration (FDA) audit?

FDA approval of the clinical data would allow Aspen Pharmacare to sell its product to countries under the President's Emergency Plan for AIDS Relief (PEPFAR) program, a five-year, $15 billion global initiative sponsored by the United States, which also sanctioned an expedited FDA review process to shorten time-to-market.

The FDA scoured the records of PAREXEL's bio-analytical lab and conducted a rigorous review and inspection of all of PAREXEL's Phase I unit clinical data on the ARV product. The eagerly awaited answer, confirming the integrity of the clinical and bioanalytical data, was announced in January 2005. Quality, safety and efficacy were all confirmed by the FDA, as they had been by the MCC two years earlier.

"Thanks to the high quality of the work done by PAREXEL, we received a clean bill of health relatively quickly on our clinical and pharmacological data, and we achieved the first approval of a generic antiretroviral product as part of the PEPFAR program," said Dr. Christopher Stubbs, Group Quality Executive, Aspen Pharmacare.

"This was the first time that the FDA came to review data that had already been accepted by the local authority in South Africa. And it was the first time that Aspen Pharmacare's data had ever been assessed by the FDA. PAREXEL's standards of excellence and value-added expertise made the difference."

"*We chose* PAREXEL *for the company's compliance philosophy as well as for its technical capability and relationship management*," Dr. Stubbs continued. "We had confidence in the abilities of the PAREXEL team, with whom we've had a longstanding relationship."



John Lambert manages the Clinical Pharmacology Research Unit just outside of London, which is part of the PAREXEL International Clinical Pharmacology Network. The unit headed by Dr. Lambert conducts Phase I and IIa studies, spanning a range of therapeutic areas. He works with clients to demonstrate safety, efficacy and tolerability of drugs and devices and to meet regulatory requirements. An experienced physician, Dr. Lambert's 25 years of experience includes a strong clinical background, research in hospital and university settings and every phase of drug and clinical development. Following standardized procedures, he oversees all aspects of early clinical development from study planning and data management to biostatistics and bioanalytics.

John Lambert, MD
Vice President, Clinical Pharmacology
Clinical Research Services

PAREXEL EXPERTISE IN EXCEEDING EXPECTATIONS

DELIVERED RADIOLOGY INTERPRETATIONS IN AN ACCELERATED TIMEFRAME, WHICH WAS PIVOTAL IN THE FDA'S ASSESSMENT OF EFFICACY FOR A TOP FIVE PHARMACEUTICAL COMPANY'S NEW TREATMENT.

RECRUITED 73 SUBJECTS SIX MONTHS AHEAD OF SCHEDULE FOR A COMPLEX PHASE IIA PROOF-OF-CONCEPT STUDY, WHICH INCLUDED 29 DAYS OF DOSING, STANDARDIZED TESTING, VALIDATION AND TRAINING METHODS AND HARMONIZED EQUIPMENT ACROSS ALL SITES.

The BIG PICTURE

PAREXEL'S PERSONALIZED "HOUSE CALL," using an innovative application of two-way video phones, ensured medication compliance and patient retention in clinical trials for GlaxoSmithKline's next-generation allergy medication.

Ten sites in the United States and a 41-day dosing period for 105 pediatric patients ranging in age from 2 to 12. A demanding schedule, to be sure.

The Clinical Research Recruitment Services Group at PAREXEL achieved optimal outcomes for GlaxoSmithKline (GSK), a leading pharmaceutical company, using an exciting application of technology: two-way video-conferencing and audio-taped calls with patients and their parents or guardians to document dosing. The results exceeded the client's expectations: a completion date one month ahead of schedule, a 10 percent attrition rate (versus the estimated 15 percent) and dosing verification for the U.S. Food and Drug Administration (FDA). Additionally, project results included the application of a novel technology that may be replicated in other clinical trials.

The blinded study, in which PAREXEL clinical service representatives (CSRs) actually observed dosing via a small video screen on a specialized telephone, allowed two-way viewing. Before the actual dosing was observed, CSRs interacted with patients and their families, using a "meet-and-greet" format to make them comfortable with the CSRs and with the technology.

Dosing observation occurred in the patients' homes or in secure places, such as a relative's home with a land-line telephone, or a hotel room to accommodate a family's vacation schedule. To protect patients' privacy, CSRs did not refer to patients by first or last names, only by site names and assigned subject numbers. Patients were verified with a photo sent via fax or email to the Recruitment Services Group Call Center. Each patient was scheduled to receive 41 consecutive calls made at the same time each day.

Collaborating with the client to implement this novel video-conferencing approach, PAREXEL *instituted a rapid set-up time, adjusted calling hours to accommodate the trial and proactively resolved any potential issues, all of which reinforced* GSK'*s confidence in* PAREXEL'*s flexibility and longstanding commitment to service.*

PAREXEL's problem-free execution was cost-effective and easier to administer than posting an observer at each site, and it ultimately provided better documentation with a traceable, controlled program that included audio and video back-up. PAREXEL effectively built a relationship with the patients and their families, which resulted in a high level of patient retention.

Patient satisfaction was evident. The young patients were delighted with the novelty of the video phone and the personalized attention, and parents were pleased with the efficient calling process: there was no waiting or driving to sites. All of this contributed to the low attrition rate and, in turn, to completing the trial earlier than anticipated.



Sandra Chica works with bio/pharmaceutical and medical device companies to design and implement the medical imaging component of clinical trials. She applies techniques, such as computed tomography (CT), magnetic resonance (MR) and positron emission tomography (PET), to more rapidly assess the safety and efficacy of new treatments and help companies make earlier "go/no go" decisions. Dr. Chica is a certified radiologist with more than 10 years of experience in research, hospital and industry environments. Working with Perceptive Informatics medical imaging teams, she designs imaging programs using standardized approaches, works with sites to ensure proper execution of imaging studies and performs image analyses. Dr. Chica supports clients in the submission of imaging data to regulatory authorities.

Sandra Chica, MD
Worldwide Medical Director
Perceptive Informatics



Conal Burgess leads teams in designing and executing clinical trials. With MSc and business management degrees, Mr. Burgess combines 15 years of business background with scientific understanding. Mr. Burgess develops strategies unique to every trial, factoring in study design, logistical, statistical and market considerations. He assembles the right people, processes, tools and technologies at the right time to provide rapid study start-up and accelerate the milestone of last patient in. His teams provide clients with standardized procedures, global reach, local experience and relationships with sites and regulatory agencies. Mr. Burgess works with Perceptive Informatics to help clients take advantage of advanced technologies to more effectively conduct and manage clinical trials.

Conal Burgess, MSc
Director of Project Management
Clinical Research Services

TEAMING UP *for* INNOVATION

PAREXEL ORGANIZED AN INTERNATIONAL FORUM ON A PROGRESSIVE LUNG DISEASE. This event incorporated a variety of communication techniques that prompted accolades from two Top 20 pharmaceutical client companies.

The forum was a multi-faceted assignment involving event management, medical writing and presentation media. PAREXEL Medical Marketing Services (MMS) integrated internal expertise to collaborate with two pharmaceutical clients and an international group of faculty. This effort educated 650 physicians in the evolving management and treatment of the progressive lung disease.

"Delegates experienced excellent execution of every aspect of the meeting," said a senior manager at one of the pharmaceutical companies. "As part of this state-of-the-art forum there were different approaches to communicating the data, and delegates had opportunities to interact with highly respected faculty."

Thirty-six MMS professionals with extensive experience in pharmaceutical industry conferences, including event managers, graphic designers, scientific writers and presentation and audio-visual specialists, worked long hours to organize a superior program in a condensed time frame. "PAREXEL shared our vision and understood each of the goals for the meeting. As a result, we were able to execute as a joint team, which is what made the meeting a huge success," said one of the client's product managers.

The collaboration was based on the clients' confidence in PAREXEL's in-depth understanding of the science behind the disease and treatments, and in the team's full-meeting support experience. PAREXEL's reputation among faculty was an asset in program development and recruitment of key opinion leaders.

PAREXEL's expertise was evident in development of an innovative program with participatory workshops, "meet-the-expert" meetings, and training sessions. The balance between the plenary sessions and special workshops, which were unique for this event, is a technique that is being used by the clients for future forums.

The MMS team's commitment resulted in optimal outcomes for the educational process: PAREXEL worked with the clients and faculty to construct a meeting that presented information in compelling ways and allowed for discussion between faculty and delegates. With attention to details and complex logistics, PAREXEL helped to ensure that the meeting ran seamlessly.

"The integrated PAREXEL team worked closely with us and provided continuous consultation. Each aspect of the forum complemented the other, which was critical in the production of a meeting of this size and complexity," concluded the senior manager.

Carol Collins manages a dedicated group of peri-approval experts who provide clinical research services to support products pre- and post-launch and help clients achieve late phase goals. She directs late phase research worldwide, including Phase IIIb and Phase IV interventional studies, Expanded Access Programs, post-approval commitment safety studies, observational surveys and patient/disease registries. With more than 15 years of clinical and business management experience, as well as a PhD in neurophysiology and an MBA, Dr. Collins combines marketing insight and clinical expertise to help clients profile product safety in real-world settings, educate physicians in safe and effective product usage, enhance product positioning and optimize the product lifecycle.

Carol Collins, PhD
Global Vice President
Peri-Approval Clinical Excellence (PACE)
Clinical Research Services



PAREXEL EXPERTISE IN EXECUTING GLOBAL PROJECTS

RECRUITED PATIENTS TEN MONTHS AHEAD OF PLAN BY RAPIDLY INITIATING A PHASE III CANCER STUDY IN 22 COUNTRIES, SUPPORTED BY A PERCEPTIVE INFORMATICS INTERACTIVE VOICE RESPONSE SYSTEM (IVRS) APPLICATION IN MULTIPLE LANGUAGES AND WEB-BASED PORTALS FOR BOTH PATIENTS AND FOR THE GLOBAL PROJECT TEAM.

MANAGED AN EXPANDED ACCESS PROGRAM FOR A GLOBAL PHARMACEUTICAL COMPANY, INVOLVING CENTRALIZED MANAGEMENT OF MORE THAN THREE THOUSAND PHYSICIAN SITES ACROSS 75 COUNTRIES, WHICH ENABLED 32,000 PATIENTS WITH CANCER TO RECEIVE A BENEFICIAL NEW TREATMENT AS QUICKLY AS POSSIBLE.



Dave Cornick's expertise is in the planning and implementation of strategic medical education and communications programs to support healthcare products in pre- and post-launch phases. Drawing on an experienced team of medical writers and often working closely with key opinion leaders, Mr. Cornick provides a range of scientific writing, editing, and project management for clients. Leading initiatives ranging from peer-reviewed articles to symposium presentations, Mr. Cornick's overarching goal is to clearly communicate complex scientific information. With a BSc in physiology and biochemistry and 17 years of medical communications experience, his background is representative of the expertise offered by PAREXEL medical writers who combine science degrees with commercial writing experience covering a range of therapeutic areas.

Dave Cornick, BSc
Editorial Team Director
Medical Marketing Services

PAREXEL EXPERTISE IN ACHIEVING EFFICIENCIES

IMPLEMENTED THE PERCEPTIVE INFORMATICS INTERACTIVE VOICE RESPONSE SYSTEM (IVRS) TO MANAGE STUDY DRUG INVENTORY, RESULTING IN A 53% DECREASE IN DRUG SUPPLY COSTS FOR A LEADING BIO/PHARMACEUTICAL COMPANY.

REDESIGNED A REIMBURSEMENT PROGRAM AND IMPLEMENTED PROCESSES FOR A FIRST-IN-CLASS PRESCRIPTION PRODUCT, SUCCESSFULLY OBTAINED PRIOR AUTHORIZATIONS FOR COVERAGE WITHIN 48 HOURS AND PROVIDED COVERAGE AND PAYMENT DATA, WHICH ALLOWED A PHARMACEUTICAL COMPANY TO BETTER UNDERSTAND THE MARKET SHARE OF ITS PRODUCT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2005
OR
() TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-27058


SEC MAIL PROCESSING
RECEIVED
OCT 2 8 2005
WASH, D.C.
192
SECTION

PAREXEL INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its Charter)

MASSACHUSETTS	**04-2776269**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

200 WEST STREET WALTHAM, MASSACHUSETTS	**02451**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (781) 487-9900

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Stock, $.01 par value per share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 75 days. YES X NO __.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). YES X NO__.

The aggregate market value of Common Stock held by nonaffiliates as of December 31, 2004 was approximately $528,029,532, based on the closing price of the registrant's Common Stock as reported on the NASDAQ National Market on December 31, 2004, the last business day of the registrant's most recently completed second fiscal quarter.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date:

As of September 2, 2005 there were 26,560,138 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on December 15, 2005 are incorporated by reference into Items 10, 11, 12, 13, and 14 of Part III of this report.

PAREXEL INTERNATIONAL CORPORATION

FORM 10-K ANNUAL REPORT

INDEX

			PAGE
PART I			
	Item 1.	Business	3
	Item 2.	Properties	21
	Item 3.	Legal Proceedings	22
	Item 4.	Submission of Matters to a Vote of Security Holders	22
PART II			
	Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	22
	Item 6.	Selected Financial Data	23
	Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
	Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	34
	Item 8.	Financial Statements and Supplementary Data	36
	Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	61
	Item 9A.	Controls and Procedures	61
	Item 9B.	Other Information	61
PART III			
	Item 10.	Directors and Executive Officers of the Registrant	61
	Item 11.	Executive Compensation	61
	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	61
	Item 13.	Certain Relationships and Related Transactions	62
PART IV			
	Item 14.	Principal Accountant Fees and Services	62
	Item 15.	Exhibits, Financial Statement Schedule, and Reports on Form 8-K	62
SIGNATURES			63

PART I

This annual report on Form 10-K includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. For this purpose, any statements contained herein regarding PAREXEL International Corporation's ("PAREXEL" or the "Company") strategy, future operations, financial position, future revenue, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The words "anticipates", "believes", "estimates", "expects", "intends", "may", "plans", "projects", "will", "would", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot guarantee that it actually will achieve the plans, intentions or expectations expressed or implied in its forward-looking statements. There are a number of important factors that could cause actual results, levels of activity, performance or events to differ materially from those expressed or implied in the forward-looking statements the Company makes. These important factors include the Company's "critical accounting estimates" and the risk factors set forth below. Although the Company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if its estimates change, and readers should not rely on those forward-looking statements as representing the Company's views as of any date subsequent to the date of this annual report.

ITEM 1. BUSINESS

GENERAL

PAREXEL is a leading bio/pharmaceutical services company, providing a broad range of expertise in clinical research, medical marketing, consulting, and informatics and advanced technology products and services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company's primary objective is to provide solutions to allow clients to better manage the bio/pharmaceutical product lifecycle with the goal of reducing the time, risk and cost associated with the development and commercialization of new therapies and medical products. Since its founding in 1983, PAREXEL has developed significant expertise in processes and technologies supporting these objectives. The Company's product and service offerings include: clinical trials management, data management, biostatistical analysis, medical marketing, clinical pharmacology, patient recruitment, regulatory and medical consulting, health policy and reimbursement, performance improvement, industry training and publishing, medical imaging services, interactive voice response systems ("IVRS"), clinical trial management systems ("CTMS"), web-based portals, systems integration, patient diary applications, and other drug development consulting services. The Company believes that its comprehensive services, depth of therapeutic area expertise, global footprint and related access to patients, and sophisticated information technology, along with its experience in global drug development and product launch services, represent key competitive strengths.

The Company's services complement the research and development ("R&D") and marketing functions of pharmaceutical, biotechnology, and medical device companies. Through its clinical research and product launch services, PAREXEL seeks to help clients maximize the return on their significant investments in research and development by reducing the time, risk, and cost of clinical development and launch of new products. Outsourcing these types of services to PAREXEL provides clients with a variable cost alternative to the fixed costs associated with internal drug development. Clients no longer need to staff to peak periods and can benefit from PAREXEL's technical resource pool, broad therapeutic area expertise, global infrastructure designed to expedite parallel, multi-country clinical trials, and other advisory services focused on accelerating time-to-market. The Company's vision is to integrate and build critical mass in the complementary businesses of clinical research, medical marketing, drug development and process optimization consulting, and information technology products and integration services. The Company's goal is to provide significant benefits to sponsor clients from this strategy, namely, a faster and less expensive development and launch process, as well as a clinical development strategy that optimally supports the marketing strategy for new medical products. The Company believes that outsourcing of these services has increased in the past and should continue to increase in the future because of several factors, which are placing increased pressure on clients. These factors include the need to more tightly manage costs, capacity limitations, reductions in exclusivity periods, the desire to speed up patient recruitment and reduce development time, increased globalization and virtualization of clinical trials, productivity issues, upcoming patent expirations, and more stringent government regulations. With increased levels of investment continuing to be required and with development times being extended, the Company believes these trends will continue to create opportunities for companies like PAREXEL that are focused on improving the efficiency of the drug development process.

The Company is one of the largest bio/pharmaceutical services company in the world, based upon annual service revenue. Headquartered near Boston, Massachusetts, the Company manages 51 locations and has approximately 5,140 employees throughout 37 countries around the world. The Company has operations in the major health care markets around the world, including the United States ("U.S."), Canada, Japan, Germany, the United Kingdom ("U.K."), France, Italy, Spain, Sweden, Australia, South Africa, Argentina, Brazil, Chile, Israel, Norway, Belgium, The Netherlands, Denmark, Finland and Central and Eastern Europe including Russia, Poland, the Czech Republic, Lithuania, Hungary, Romania, and the Ukraine. During fiscal year

2005, PAREXEL derived 62.7% of its service revenue from its international operations. See Note 17 to the notes to the consolidated financial statements included in Item 8 of this annual report for Geographic and Segment information.The Company was founded in 1983 as a regulatory affairs consulting firm and is a Massachusetts corporation. Josef H. von Rickenbach, Chairman of the Board and Chief Executive Officer of PAREXEL, was a co-founder. Since its inception, the Company has executed a focused growth strategy embracing internal expansion as well as strategic acquisitions to expand or enhance the Company's portfolio of services, geographic presence, therapeutic area knowledge, information technology capabilities, and client relationships. Acquisitions have been, and may continue to be, an important component of PAREXEL's growth strategy. The Company has completed nine acquisitions over the past five fiscal years.

DESCRIPTION OF BUSINESS

The Company provides a broad range of expertise in clinical research, medical marketing, consulting and informatics and advanced technology services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company is managed through three business segments, namely, Clinical Research Services ("CRS"), PAREXEL Consulting and Medical Marketing ("PCMS"), and Perceptive Informatics, Inc. ("Perceptive"). CRS constitutes the Company's core business and includes clinical trials management and biostatistics, data management and clinical pharmacology, as well as related medical advisory and investigator site services. PCMS provides technical expertise in such disciplines as regulatory affairs, industry training, publishing, product development, management consulting, registration, commercialization issues, market development, targeted communications services in support of product launch, as well as health policy consulting and strategic reimbursement services. Perceptive provides information technology solutions designed to improve clients' product development processes. Perceptive offers a portfolio of products and services that includes medical imaging services, interactive voice response systems IVRS, clinical trials management systems CTMS, web-based portals, systems integration, and patient diary applications. As of June 30, 2005, the Company owned approximately 97.8% of the outstanding shares of common stock of Perceptive. On August 22, 2005, the Company acquired all of the equity interests held by minority stockholders of Perceptive, and now owns 100% of Perceptive. See Note 18 to the notes to the consolidated financial statements included in Item 8 of this annual report.

Effective with the September 30, 2004 reporting period, certain components of the Company's strategic business units were reorganized to better align services offered to clients and to ensure a more integrated selling effort. Specifically, the Company's clinical operations were consolidated by moving Phase I and some small parts of the Regulatory business from the PAREXEL Consulting Group ("PCG") to CRS, and Phase IV clinical operations from Medical Marketing Services ("MMS") to CRS. The remaining businesses of PCG and MMS were then combined to form the new PCMS business segment. These changes resulted in various reclassifications to the historical segment information presented in Note 17 to the consolidated financial statements included in Item 8 in this annual report, but had no impact on the Company's total revenue, expenses, operating income, net income, or balance sheet.

CLINICAL RESEARCH SERVICES

The Company's CRS business segment provides clinical trials management and biostatistical and data management services. Revenue from these services represented $375.3 million, or 68.9%, of the Company's consolidated service revenue in fiscal year 2005, $375.2 million, or 69.4%, in fiscal year 2004, and $364.2 million, or 70.2%, in fiscal year 2003.

The CRS business unit offers complete services for the design, initiation and management of clinical trials programs, a critical element in obtaining regulatory approval for bio/pharmaceutical products. The Company has performed services in connection with trials in most therapeutic areas, including Cardiology, Oncology, Infectious Diseases, Neurology, Allergy/Immunology, Endocrinology/Metabolism, Gastroenterology, Obstetrics/Gynecology, Orthopedics, Pediatrics, Psychiatry, and Transplantation. PAREXEL's multi-disciplinary clinical trials group examines a product's existing preclinical and clinical data to design clinical trials to provide evidence of the product's safety and efficacy.

PAREXEL's CRS business unit can manage many aspects of clinical trials, including study and protocol design, Case Report Forms ("CRFs") design, site and investigator recruitment, patient enrollment, study monitoring and data collection, data analysis, report writing and medical services. See "Government Regulations" for additional information regarding processes involved in clinical trials.

Clinical trials are monitored for, and are conducted in strict adherence with, good clinical practice ("GCP"). The design of efficient CRFs, detailed operations manuals, and site monitoring by the business unit's clinical research associates seek to ensure that clinical investigators and their staff follow the established protocols of the studies. The Company has adopted standard operating procedures ("SOPs"), which are intended to satisfy regulatory requirements and serve as a tool for controlling and enhancing the quality of PAREXEL's worldwide clinical services.

Clinical trials represent one of the most expensive and time-consuming parts of the overall bio/pharmaceutical development process. The information generated during these trials is critical for gaining marketing approval from the Food and Drug Administration ("FDA") and other regulatory agencies and market acceptance by clinicians and patients. CRS clinical trial management services involve many phases of clinical trials, including Phases I, II, III, and IV clinical trials.

- **CLINICAL PHARMACOLOGY (Phase I – IIa)**

Clinical Pharmacology encompasses the early stages of clinical testing, when the product is first evaluated to prove safety and efficacy. These tests vary from "first in man" to "proof of concept studies" in Phases I and IIa of development. See "Governmental Regulations" for additional information regarding the early stages of clinical testing. The Clinical Pharmacology group provides drug development consulting, drug administration and monitoring, bioanalytical services, and patient recruitment. PAREXEL's international network of clinical pharmacology operations includes operations in Berlin, Germany; Baltimore, Maryland (U.S.); Bloemfontein, South Africa; and Harrow, U.K.; and bioanalytical laboratories in Poitiers, France and Bloemfontein. These laboratories perform bioanalytical analyses according to Good Laboratory Practices ("GLP") principles. With these locations, the Clinical Pharmacology group offers clinical pharmacology services (including bioanalytical services) with a total of 347 dedicated beds (cooperating partners not included) on three continents. Subsequent to the acquisition of Qdot PHARMA ("Qdot"), as disclosed in Note 18 to the consolidated financial statements in Item 8 of this annual report, the number of dedicated beds has now increased to 395. The network also cooperates with a pharmageriatrics center in Germany and a location, which specializes in renal and hepatic impairment in Poland, Hungary, and the Czech Republic.

- **PHASE II – IV**

The CRS business unit assists clients with one or more of the following aspects of clinical trials as shown below. CRS performs both full-service and single-/multi-service trials. PAREXEL's involvement may range from being involved in just one aspect of a clinical trial to all aspects of a clinical trial.

Study Protocol Design - The protocol defines the medical issues the study seeks to examine and the statistical tests that will be conducted. Accordingly, the protocol specifies the frequency and type of laboratory and clinical measures that are to be tracked and analyzed, the number of patients required to produce a statistically valid result, the period of time over which they must be tracked and the frequency and dosage of drug administration. The study's success depends on the protocol's ability to predict correctly the requirements of the regulatory authorities.

CRF Design - Once the study protocol has been finalized, the CRF must be developed. The CRF is the critical source document for collecting the necessary clinical data as dictated by the study protocol. The CRF may change at different stages of a trial. CRFs for one patient in a given study may consist of 100 or more pages.

Site and Investigator Recruitment - The product under investigation is administered to patients by third-party physicians, serving as independent contractors, referred to as investigators, at hospitals, clinics, or other locations, referred to as sites. Medical devices are implemented or tested by investigators in similar settings. Potential investigators may be identified and solicited by the product sponsor. A significant portion of a trial's success depends on the successful identification and recruitment of experienced investigators with an adequate base of patients who satisfy the requirements of the study protocol. The Company has access to several thousand investigators who have conducted clinical trials for the Company. The Company provides additional services at the clinical investigator site to assist physicians and expedite the clinical research process.

Patient Enrollment - The investigators, usually with the assistance of a clinical research organization ("CRO"), find and enroll patients suitable for the study. The speed with which trials can be completed is significantly affected by the rate at which patients are enrolled. Prospective patients are required to review information about the drug and its possible side effects, and sign an informed consent form to record their knowledge and acceptance of potential side effects. Patients also undergo a medical examination to determine whether they meet the requirements of the study protocol. Patients then receive the product and are examined by the investigator as specified by the study protocol. Investigators are responsible for administering the products to patients, as well as examining patients and conducting necessary tests.

Study Monitoring and Data Collection - As patients are examined and tests are conducted in accordance with the study protocol, data are recorded on CRFs. CRFs are collected from study sites by specially trained persons known as monitors. Monitors visit sites regularly to ensure that the CRFs are completed correctly and to verify that the study has been conducted in compliance with the protocol and GCP. The monitors send completed CRFs to the study coordination site, where the CRFs are reviewed for consistency and accuracy before their data are entered into an electronic database. The Company offers several remote data entry ("RDE") technologies, which significantly enhance both the quality and timeliness of clinical data collection while achieving significant efficiency savings. The Company's study monitoring and data collection services are designed to comply with the FDA's adverse events reporting guidelines.

Data Management - PAREXEL's data management professionals provide a broad array of services to support the accurate collection, organization, validation and analysis of clinical data. For instance, they assist in the design of CRFs and investigator training manuals to ensure that data are collected in an organized and consistent format in compliance with the study protocol. Databases are designed according to the analytical specifications of the project and the particular needs of the client. Prior to data entry, PAREXEL personnel screen the data to detect errors, omissions and other deficiencies in completed CRFs. The use of scanning and imaging of the CRFs and the use of RDE technologies to gather and report clinical data expedites data exchange while minimizing data collection errors as a result of more timely verification of data integrity. After the data is entered, the data management team performs an array of data abstraction, data review, medical coding, serious adverse event reconciliations, loading of electronic data, such as laboratory data, database verification and editing and resolution of data problems. The data are then submitted to the sponsor in a customized format prescribed by the sponsor.

The CRS business unit has extensive experience throughout the world in the creation of scientific databases for all phases of the drug development process, including the creation of customized databases to meet client-specific formats, integrated databases to support new drug application ("NDA") and equivalent submissions and databases in strict accordance with FDA, European and Asian regulatory specifications.

Biostatistics and Programming - PAREXEL's biostatistics professionals assist clients with all phases of drug development, including biostatistical consulting, database design, data analysis and statistical reporting. These professionals develop and review protocols, design appropriate analysis plans and design report formats to address the objectives of the study protocol as well as the client's individual objectives. Working with programming staff, biostatisticians perform appropriate analyses and produce tables, graphs, listings and other applicable displays of results according to an analysis plan. The CRS business unit biostatisticians may also represent clients during panel hearings at the FDA.

Report Writing - A description of the study conduct, along with the statistical analysis findings for data collected during the trial together with other clinical data are presented and summarized in a final report generated for inclusion in a regulatory document.

Medical Services - Throughout the course of a development program, PAREXEL's physicians provide a wide range of medical research and consulting services to improve the speed and quality of clinical research and to monitor patient safety, including medical supervision of clinical trials, medical monitoring of patient safety, review and reporting of adverse events, medical writing and strategy and product development.

Project Management - Throughout the entire spectrum of activities described above, CRS provides project management services. These services entail providing overall leadership to the PAREXEL project team, acting as the main client liaison, project planning, managing progress against study goals and deliverables, budget management, progress and metrics reporting, and issue resolution. These project management services are offered on all types of trials – single-service, multi-service, or full-service.

PAREXEL CONSULTING AND MARKETING SERVICES

The PCMS business segment offers a number of consulting and advisory services in support of product development, regulatory and marketing processes. This group brings together experts from relevant disciplines and focuses on designing meaningful solutions and helping clients make the best business decisions with respect to their product lifecycle strategies. This group also serves as a valuable resource for the Company's internal operations. Service revenue from the PCMS business represented $126.6 million, or 23.2%, of consolidated service revenue in fiscal year 2005, $129.8 million, or 24.0%, in fiscal year 2004, and $129.9 million, or 25.0%, in fiscal year 2003. PCMS offers drug development, regulatory, manufacturing compliance, business process consulting, staffing solutions, and marketing expertise consultation to the pharmaceutical, bio/pharmaceutical and medical device industries in the U.S., Europe, and Asia.

Drug Development Consulting ("DDC") - DDC provides comprehensive drug development and regulatory consulting services for pharmaceutical, biotechnology and medical device companies in major jurisdictions in North America, Europe, and Japan. These services include drug development and regulatory strategy design, scientific and technical evaluation, writing, and review services, regulatory application preparation and review, regulatory training for client personnel, and expert liaison with the FDA and other regulatory agencies.

DDC works closely with clients to design drug development and regulatory strategies and comprehensive registration programs. The Company's drug development and regulatory affairs experts review existing published literature and regulatory precedents, evaluate the scientific and technical data of a product, assess the competitive and regulatory environment, identify deficiencies and define the steps necessary to obtain regulatory authority approvals in the most expeditious manner. Through these services, the Company helps its clients obtain regulatory approval for particular products or product lines in certain specific markets and participates fully in the product development process.

Process & Organizational Effectiveness ("POE") – The POE group offers a range of specialized clinical development and manufacturing consulting services for clients in the life sciences industry. POE's services are designed to help pharmaceutical, biotech and medical device companies achieve regulatory compliance, product quality and process excellence. These services include clinical and manufacturing strategy design, metrics assessment and development, risk management, GCP and GMP audits, processes optimization, organizational alignment, training and change management.

POE offers its clients experienced regulatory and industry professionals—formerly from FDA, biotech, pharmaceutical and medical device companies—tested methodologies, thought leadership and focused expertise.

Staffing Solutions – The Staffing Solutions Group provides clinical support services to clients, including contracting of professional temporary staff out to clients. The skilled professionals that are employed by Staffing Solutions manage study sites, ensure compliance, develop strategies, perform training, and monitor studies in all phases and work in the following positions or areas:

Clinical Research Associates,
Project Managers,
CRA Managers,
Clinical Research Coordinators (on-site),
Data Management,
Medical Writing and
Regulatory Affairs.

These temporary contractors have knowledge in a wide range of therapeutic areas and extensive industry experience. The flexible and skilled staff within Staffing Solutions are available on short notice for assignments lasting from several days to several months or more and offer clients cost effective help to optimize their budgets and management resources by keeping projects on track and reducing the time clients would normally spend on training new employees.

Strategic Medical Marketing Services ("SMMS") – The strategy of the SMMS group is to assist clients in achieving optimal market penetration for their products by providing customized, integrated and expert pre-launch and launch services in the U.S., Europe, and other areas of the world. SMMS's experience indicates that clients need assistance in creating awareness and understanding of their products in the marketplace and in addressing rapid acceptance of their products by opinion leaders, physicians, managed care organizations and patient groups leading to accelerated product acceptance and market penetration. SMMS designs and implements an integrated communication plan, which includes market and opinion leader development, market preparation, and targeted communications support for clients. An integrated communications plan can detail external and internal strategies, including communications objectives, target audiences, communications priorities and timing, key messages, key meetings and events, and target publications and media. Other services include planning of meetings and exhibitions and providing continuing medical education ("CME") programs to help keep medical professionals apprised of current medical developments.

Health Policy & Strategic Reimbursement ("HPSR") – HPSR offers strategies for drug manufacturers regarding reimbursement from insurance companies and managed care providers and telecommunications and call center support for patient assistance programs.

PERCEPTIVE INFORMATICS, INC.

Perceptive was formed by the Company in fiscal year 2000. Perceptive is a developing business that provides a variety of information technology solutions designed to improve product development processes of clients. Service revenue from the Perceptive business represented $42.8 million, or 7.9%, of consolidated service revenue in fiscal year 2005, $36.0 million, or 6.6%, in fiscal year 2004, and $24.8 million, or 4.8%, in fiscal year 2003. Through Perceptive, PAREXEL currently offers a portfolio of technology-based services and software products that include medical imaging services, IVRS, CTMS, web-based portals, systems integration, and patient diary applications. As of June 30, 2005, the Company owned approximately 97.8% of the outstanding shares of common stock of Perceptive. On August 22, 2005, the Company acquired all of the equity interests held by minority stockholders of Perceptive, and now owns 100% of Perceptive. See Note 18 to the notes to the consolidated financial statements included in Item 8 of this annual report.

Medical Imaging Services - Perceptive's medical imaging services coordinate the use of a variety of medical imaging modalities (e.g., radiographs, ultrasound, computed topography, and magnetic resonance imaging) to evaluate product safety and efficacy.

IVRS - Perceptive's IVRS service utilizes an Application Service Provider model under which Perceptive designs, develops, deploys, hosts, and supports an application for each trial. Participating investigators call a toll free number to enroll patients in a trial, and are able to interact with the system in their native language. The system confirms enrollment and assigns a drug kit for the patient. The system is also capable of monitoring drug inventory at investigator sites and triggering drug shipments as needed.

CTMS - Perceptive's CTMS solutions are software packages that assist bio/pharmaceutical companies with the complex process of planning and managing clinical trials. These software packages include IMPACT, INITIATOR, and INVESTIGATOR. IMPACT, Perceptive's flagship software product, is an enterprise-wide clinical trials management system used to plan studies, track progress, support monitoring activities, monitor costs, and track clinical supplies. The system is used by approximately 30 bio/pharmaceutical companies and by approximately 15,000 users worldwide. It is primarily used for Phase II, III and IV studies. INITIATOR is a separate software package offered by Perceptive to assist in the management and conduct of Phase I trials. Perceptive also offers INVESTIGATOR, an investigator database tool used to maintain up-to-date information concerning investigators and their performance on prior trials. Sponsor companies use the tool to help select investigators when initiating a new clinical trial.

Web-Based Portal - Perceptive's web-based portal allows secure access to critical, real-time information over the web. The portal supports clinical trials management, communications, collaboration, and the viewing of metrics and clinical trial data.

Integration Services Group - Through its Integration Services Group, Perceptive provides services in support of its software packages including implementation, deployment, validation, hosting, and integration.

Patient Diary Applications - Perceptive also offers solutions for the electronic collection of patient diary information, often referred to by the industry as ePRO for electronic patient reported outcomes. Perceptive offers clients solutions that include capturing data from patients using handheld technology or over the telephone using Perceptive's IVRS technology.

Perceptive performs ongoing market surveillance to identify and support new technologies that benefit clients as well as the Company's internal processes.

INFORMATION SYSTEMS

PAREXEL is committed to investing in information technology designed to help the Company provide high quality services in a cost-effective manner and to better manage its internal resources. The Company has built its information technology network by developing a number of proprietary information systems that address critical aspects of its business, such as project proposals/budget generation, time information management, revenue and resource forecasting, clinical data entry, data management, project management, and procurement/expense processing.

The Company maintains an internal Information Services group that is responsible for technology planning and procurement, applications development, program management, operations, and management of the Company's worldwide computer network. The Company's information systems are designed to work in support of and reinforce the Company's SOPs. The Company's information technology system is open and flexible, allowing it to be adapted to the multiple needs of different clients and regulatory systems. This system also enables the Company to respond quickly to client inquiries regarding progress on projects and, in some cases, to gain direct access to client data on client systems.

SALES AND MARKETING

PAREXEL's sales and marketing personnel carry out the Company's global business development activities. In addition to significant selling experience, most of these individuals have technical and/or scientific backgrounds. The Company's senior executives and project team leaders also participate in maintaining key client relationships and engaging in business development activities.

Each of the Company's three business segments has an independent business development team that focuses on its particular market segment, and while all teams may work with the same client companies, the individual clients they work with within the Company can vary. In many cases, however, the business segment selling teams work together in order to provide clients with the most appropriate service offering to meet their needs.

Each business development employee is generally responsible for a specific client segment or group of clients and for developing a strategy to maintain and strengthen an effective relationship with that client. Each individual is responsible for developing his or her client base, responding to client requests for information, developing and defending proposals and making presentations to clients.

The business development group is supported by PAREXEL's marketing personnel. The Company's marketing activities consist primarily of brand management, collateral development, participation in industry conferences, advertising, e-marketing, publications, website development and maintenance, market information development and analysis, and strategic planning.

CLIENTS

The Company has in the past derived, and may in the future derive, a significant portion of its service revenue from a core group of major projects or clients. Concentrations of business in the bio/pharmaceutical services industry are not uncommon and the Company expects to experience such concentration in future years. In fiscal year 2005, the Company's five largest clients accounted for 25% of its consolidated service revenue. In fiscal year 2004, the Company's five largest clients accounted for 30% of its consolidated service revenue. No single client accounted for 10% or more of consolidated service revenues in fiscal years 2005 and 2004. The loss of business from a significant client could materially and adversely affect the Company's service revenue and results of operations.

For fiscal year 2005, approximately 37.3% of the Company's service revenue was attributed to operations in the U.S. and approximately 62.7% of the Company's service revenue was attributed to operations outside of the U.S. Financial data on a geographic basis are included in Note 17 to the consolidated financial statements in Item 8 of this annual report.

BACKLOG

Backlog represents anticipated service revenue from work not yet completed or performed under signed contracts, letters of intent, and certain verbal commitments. Once work commences, revenue is generally recognized over the life of the contract as services are provided. Backlog at June 30, 2005 was $732.2 million, compared with $699.2 million at June 30, 2004. The Company anticipates that approximately $390.6 million of the backlog as of June 30, 2005 will be recognized as revenue after fiscal year 2006 concludes.

The Company believes that its backlog as of any date is not necessarily a meaningful predictor of future results. Projects under contracts included in backlog are subject to termination, revision, or delay. As detailed more fully in the "Risk Factors" section of this annual report, clients terminate, delay, or change the scope of projects for a variety of reasons including, among others, the failure of products being tested to satisfy safety requirements, unexpected or undesirable clinical results of the product, the clients' decision to forego a particular study, insufficient patient enrollment or investigator recruitment or production problems resulting in shortages of the drug. Generally, the Company's contracts can be terminated upon thirty to sixty days notice by the client. The Company typically is entitled to receive certain fees and, in some cases, a termination fee for winding down a delayed or terminated project.

COMPETITION

The Company competes with other bio/pharmaceutical services companies and other organizations that provide one or more of the services currently being offered by the Company. Some of the larger bio/pharmaceutical services companies, such as Quintiles Transnational Corporation, Covance Inc., and Pharmaceutical Product Development Inc., offer services that compete directly with the Company's services at many levels.

PAREXEL believes that the synergies arising from integrating the products and services offered by its different business units, coupled with its global infrastructure (and related rapid access to patients), technological expertise, and depth of experience differentiate it from its competitors. Although there are no guarantees that the Company will continue to do so, the Company believes that it competes favorably in all of its business areas. Increased competition could adversely affect operating results.

CRS

The clinical outsourcing services industry is very fragmented, with several hundred providers offering varying levels of service, skills and capabilities. The Company's CRS group primarily competes against in-house departments of pharmaceutical companies, other full service bio/pharmaceutical services companies, small specialty CROs, and to a lesser extent, universities, teaching hospitals, and other site organizations. The primary competitors for the CRS business include Quintiles Transnational Corporation, Covance Inc., Pharmaceutical Product Development Inc., PRA International., Kendle International Inc. and ICON PLC.

CRS generally competes on the basis of:

- previous experience with a client or in a specific therapeutic area;
- medical and scientific expertise in a specific therapeutic area;
- quality of services;
- breadth of services;
- the ability to organize and manage large-scale clinical trials on a global basis;
- the ability to manage large and complex medical databases;
- the ability to provide statistical and regulatory services;
- the ability to quickly recruit investigators and patients;
- the ability to integrate information technology with systems to improve the efficiency of clinical research;
- an international presence with strategically located facilities;
- financial strength and stability; and
- price.

The Company believes CRS's key competitive strengths are its global footprint and related rapid access to patients, therapeutic knowledge, and its experience in global drug development.

PCMS

PCMS competes with a large and diverse group of specialty service providers, including major consulting firms with pharmaceutical industry practices, large and small bio/pharmaceutical services companies, individual consultants, specialist medical marketing companies, large international advertising companies, medical public relation firms, and small and large bio/pharmaceutical services companies.

The Company believes that it is different from its competitors in that no other company provides the particular combination of services that PCMS offers. The Company considers PCMS's key competitive strengths to include a combination of deep expertise in early stage drug development, regulatory strategy and submissions, manufacturing compliance, pricing, reimbursement and global marketing and communications strategies.

PCMS's combination of industry, medical/scientific, regulatory, manufacturing and business process expertise, uniquely qualifies it to help its clients get the right product to market in an efficient and effective manner.

PERCEPTIVE

The Perceptive business competes primarily with bio/pharmaceutical services companies, information technology companies and software companies. Companies in this segment compete based on the strength and usability of their technology offerings, their expertise and experience, and their understanding of the clinical development process. Perceptive's key competitive strength is its combination of technological expertise and knowledge of clinical development. The Company believes that its strategy of collaborating with other technology companies to implement certain tools, rather than developing its own, allows Perceptive to adapt to new technologies more quickly than many of its competitors. Perceptive's market position may be affected over time by competitors' efforts to develop and market new information technology products and services.

INTELLECTUAL PROPERTY

The Company's trademark "PAREXEL", is of material importance to the Company. This and other trademarks have been registered in the U.S. and many foreign countries. The duration of trademark registrations varies from country to country. However, trademarks generally may be renewed indefinitely as long as they are in use and/or their registrations are properly maintained, and as long as they have not been found to have become generic.

EMPLOYEES

As of June 30, 2005, the Company had approximately 5,140 employees. Approximately 36% of the employees are located in North America and 64% are located throughout Europe, Asia, Africa, and South America. The Company believes that its relations with its employees are good.

The success of the Company's business depends on its ability to attract and retain qualified professional, scientific and technical staff. The level of competition among employers in the U.S. and overseas for skilled personnel, particularly those with Ph.D., M.D. or equivalent degrees, is high. The Company believes that its multinational presence, which allows for international transfers, is an advantage in attracting employees. In addition, the Company believes that the wide range of clinical trials in which it participates allows the Company to offer broad experience to clinical researchers. There is no assurance that the Company will be able to attract and retain qualified staff in the future.

GOVERNMENT REGULATIONS

PAREXEL provides clinical trial and diverse consulting services to the pharmaceutical, biotechnology and medical device industries. Lack of success in obtaining approval for the conduct of clinical trials can adversely affect PAREXEL. Lack of success in obtaining marketing approval or clearance for a product for which PAREXEL has provided clinical trial or other services can also adversely affect the Company. PAREXEL makes no guarantees to its clients with regard to successful outcomes of the regulatory process, including the success of clinical trial applications or marketing applications.

Clinical research services provided by PAREXEL in the U.S. are subject to ongoing FDA regulation. The Company is obligated to comply with FDA requirements governing activities such as obtaining patient informed consents, verifying qualifications of investigators, reporting patients' adverse reactions to products, and maintaining thorough and accurate records. The Company is also required to ensure that the computer systems it uses to process human data from clinical trials are validated in accordance with the electronic records regulations 21 CFR Part 11 that apply to the pharmaceutical and CRO industries. The Company must maintain source documents for each study for specified periods, and such documents may be reviewed according to GCP standards by the study sponsor and the FDA during audits and inspections. Non-compliance with GCP can result in the disqualification of data collected during a clinical trial and in non-approval of a product application submitted to the FDA.

The clinical investigation of new drugs, biologics and medical devices is highly regulated by government agencies. The standard for the conduct of clinical research and development studies comprises GCP, which stipulates procedures designed to ensure the quality and integrity of data obtained from clinical testing and to protect the rights and safety of clinical trial participants. The FDA and many other regulatory authorities require that study results submitted to such authorities be based on studies conducted in accordance with GCP. The European Union ("EU") established as of May 1, 2004 the Clinical Trials Directive (the "Directive") in an attempt to harmonize the regulatory requirements of the member states of the EU for the conduct of clinical trials in its territory. The Directive requires sponsors of clinical trials to submit formal applications to national ethics committees and regulatory authorities prior to the initiation of clinical trials in any of the 25 member states of the EU. Whereas some member states, prior to the implementation of the Directive, had minimal requirements for clinical trial initiation, all member states are now subject to the same stringent requirements of the Directive. As in the U.S., clinical trials in the EU are expected to be carried out in compliance with detailed requirements for GCP. The foreign regulatory approval process includes all of the risks and potential delays associated with the FDA approval process.

Because the FDA's regulatory requirements have served as the model for much of the regulation of new drug development worldwide, regulatory requirements similar to those of the FDA exist in the other countries in which the Company operates. The Company's regulatory capabilities include knowledge of the specific regulatory requirements of numerous countries. The Company has managed simultaneous regulatory submissions in more than one country for a number of drug sponsors during each of the past nine years. Beginning in 1991, the FDA and corresponding regulatory agencies of the EU and Japan commenced discussions to develop harmonized standards for preclinical and clinical studies and the format and content of applications for new drug approvals through a process known as the International Conference on Harmonisation ("ICH") of Technical Requirements for Registration of Pharmaceuticals for Human use. Data from multinational studies adhering to GCP are now generally acceptable to the FDA, Canadian, the EU and Japanese regulators. The ICH process has sanctioned a single common format for drug and biologic marketing applications, known as the Common Technical Document ("CTD") in the U.S., Europe, Japan and Canada. On July 1, 2003 the CTD format became mandatory in Europe and Japan and highly recommended by the FDA in the U.S. and by the Canadian regulatory authorities. The Company has developed the expertise to prepare CTDs for its clients in both paper and electronic form.

REGULATION OF DRUGS AND BIOLOGICS

Before a new drug or biologic may be approved and marketed, the drug or biologic must undergo extensive testing and regulatory review in order to determine that the drug or biologic is safe and effective. It is not possible to estimate the time in which preclinical, Phases I, II and III studies are completed with respect to a given product, if at all, although the time period may last many years. The stages of this development process in the U.S. are generally as follows:

Preclinical Research (approximately 1 to 3.5 years) - In vitro ("test tube") and animal studies in accordance with GLP to establish the relative toxicity of the drug or biologic over a wide range of doses and to detect any potential to cause a variety of adverse conditions and diseases, including birth defects or cancer. If results warrant continuing development of the drug or biologic, the results of the studies are submitted to the FDA by the manufacturer as part of an Investigational New Drug Application ("IND"), which must be reviewed by the FDA before proposed clinical testing can begin. An IND must include, among other things, preclinical data, chemistry, manufacturing and control information, and an investigational plan, and must be activated by the FDA before such trials may begin. There can be no assurance that submission of an IND will result in the ability to commence clinical trials.

Clinical Trials (approximately 3.5 to 6 years)

- Phase I consists of basic safety and pharmacology testing in approximately 20 to 80 human subjects, usually healthy volunteers, and includes studies to determine metabolic and pharmacologic action of the product in humans, how the drug or biologic works, how it is affected by other drugs, how it is tolerated and absorbed, where it goes in the body, how long it remains active, and how it is broken down and eliminated from the body.

- Phase II includes basic efficacy (effectiveness) and dose-range testing, sometimes in 100 to 200 patients afflicted with a specific disease or condition for which the product is intended for use, further safety testing, evaluation of effectiveness, and determination of optimal dose levels, dose schedules, and routes of administration. If Phase II studies yield satisfactory results and no hold is placed on further studies by the FDA, Phase III studies can be commenced.

- Phase III includes larger scale, multi-center, comparative clinical trials conducted with patients afflicted by a target disease in order to provide enough data for a valid statistical test of safety and effectiveness required by the FDA and others and to provide a basis for product labeling. When results from Phase II or Phase III show special promise in the treatment of a serious condition for which existing therapeutic options are nonexistent, limited, or of minimal value, the FDA may allow the sponsor to make the new drug available to a larger number of patients through the regulated mechanism of a Treatment Investigational New Drug ("TIND"), which may span late Phase II, Phase III, and FDA review. Although TINDs may enroll and collect a substantial amount of data from tens of thousands of patients, they are not granted in all cases.

The FDA receives reports on the progress of each phase of clinical testing and may require the modification, suspension, or termination of clinical trials if, among other things, an unreasonable risk is presented to patients or if the design of the trial is insufficient to meet its stated objective.

NDA or Biologic License Application ("BLA") Preparation and Submission - Upon completion of Phase III trials, the sponsor assembles the statistically analyzed data from all phases of development, along with the chemistry and manufacturing and pre-clinical data and the proposed labeling, among other things, into a single large document, the NDA or BLA (in CTD format as of July 1, 2003), which today comprises, on average, roughly 100,000 pages.

FDA Review of NDA or BLA - The FDA carefully scrutinizes data from all phases of development (including a TIND) to confirm that the manufacturer has complied with regulations and that the drug or biologic is safe and effective for the specific use (or "indication") under study. The FDA may refuse to accept the NDA or BLA for filing and substantive review if certain administrative and content criteria are not satisfied and even after accepting the submission for review, the FDA may also require additional testing or information before approval of an NDA or BLA. The FDA must deny approval of an NDA or BLA if applicable regulatory requirements are not ultimately satisfied.

Post-Marketing Surveillance and Phase IV Studies - Federal regulation requires the sponsor to collect and periodically report to the FDA additional safety and efficacy data on the drug or biologic for as long as the manufacturer markets the product (post-marketing surveillance). If the product is marketed outside the U.S., these reports must include data from all countries in which the product is sold. Additional studies (Phase IV) may be undertaken after initial approval to find new uses for the product, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life. Product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

REGULATION OF MEDICAL DEVICES

Unless a medical device is exempted from pre-market submission and clearance, FDA approval or clearance of the device is required before the product may be marketed in the U.S. In order to obtain clearance for marketing, a manufacturer must demonstrate substantial equivalence to a similar legally marketed product by submitting a premarket notification, 510(k), to the FDA. The FDA may require preclinical and clinical data to support a substantial equivalence determination, and there can be no assurance the FDA will find a device substantially equivalent. Clinical trials can take extended periods of time to complete. In addition, if the FDA requires an approved Investigational Device Exemption ("IDE") before clinical device trials may commence, there can be no guarantee that the agency will approve the IDE. An IDE approval process could also result in significant delay.

After submission of a premarket notification containing, among other things, any data collected, the FDA may find the device substantially equivalent and the device may be marketed. If the FDA finds that a device is not substantially equivalent, the manufacturer may request that the FDA make a risk-based classification to place the device in Class I or Class II. However, if a timely request for risk-based classification is not made, or if the FDA determines that a Class III designation is appropriate, an approved pre-market approval application ("PMA") will be required before the device may be marketed.

The PMA approval process is lengthy, expensive, and typically requires, among other things, extensive data from preclinical testing and a well-controlled clinical trial or trials that demonstrate a reasonable assurance of safety and effectiveness. There can be no assurance that review will result in timely or any PMA approval. There may also be significant conditions on approval, including limitations on labeling and advertising claims and the imposition of post-market testing, tracking, or surveillance requirements.

HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996

Laws protecting confidential medical information could impact the manner in which the Company conducts certain components of its business. On August 14, 2002, the Department of Health and Human Services issued final modifications to privacy regulations (the "Privacy Rule") under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). These regulations impose restrictions governing the disclosure of confidential medical information in the U.S.

The failure on the part of the Company, its clients and/or the physician investigators from whom the Company receives confidential medical information to comply with the Privacy Rule could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. Additionally, the issuance of a notice of finding by a governmental authority against either the Company or its clients, based upon a material violation by the Company of any applicable regulation, could materially and adversely affect the Company's business.

POTENTIAL LIABILITY AND INSURANCE

PAREXEL's clinical research services focuses on the testing of experimental drugs and devices on human volunteers pursuant to study protocols. Clinical research involves a risk of liability for personal injury or death to patients due, among other reasons, to possible unforeseen adverse side effects or improper administration of the new drug or medical device. PAREXEL does not provide healthcare services directly to patients. Rather, PAREXEL physicians or physician investigators are responsible for administering drugs and evaluating patients. Many of these patients are already seriously ill and are at risk of further illness or death.

The Company believes that the risk of liability to patients in clinical trials is mitigated by various regulatory requirements, including the role of institutional review boards ("IRBs") and the need to obtain each patient's informed consent. The FDA requires each human clinical trial to be reviewed and approved by the IRB at each study site. An IRB is an independent committee that includes both medical and non-medical personnel and is obligated to protect the interests of patients enrolled in the trial. The IRB monitors the protocol and measures designed to protect patients, such as the requirement to obtain informed consent.

To reduce its potential liability, PAREXEL is generally successful in incorporating indemnity provisions into its contracts with clients and with investigators hired by the Company on behalf of its clients. These indemnities generally do not, however, protect PAREXEL against certain of its own actions, such as those involving negligence. Moreover, these indemnities are contractual arrangements that are subject to negotiation with individual clients, and the terms and scope of such indemnities can vary from client to client and from study to study. Finally, the financial performance of these indemnities is not secured, so that the Company bears the risk that an indemnifying party may not have the financial ability to fulfill its indemnification obligations. PAREXEL could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with an uninsured claim that is outside the scope of an indemnity or where the indemnity, although applicable, is not performed in accordance with its terms.

The Company currently maintains an errors and omissions professional liability insurance policy, subject to deductibles and coverage limits. There can be no assurance that this insurance coverage will be adequate, or that insurance coverage will continue to be available on terms acceptable to the Company.

AVAILABLE INFORMATION

The Company's Internet website is http://www.parexel.com. The Company makes available through its website the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended. The Company makes these reports available free of charge through its website as soon as reasonably practicable after they have been electronically filed with, or furnished to, the Securities and Exchange Commission.

RISK FACTORS

In addition to other information in this report, the following risk factors should be considered carefully in evaluating the Company and its business. These risk factors could cause actual results to differ from those indicated by forward-looking statements made in this report, including in the section of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other forward-looking statements that the Company may make from time to time. If any of the following risks occur, the Company's business, financial condition, or results of operations would likely suffer.

LOSS, MODIFICATION, OR DELAY OF LARGE OR MULTIPLE CONTRACTS MAY NEGATIVELY IMPACT THE COMPANY'S FINANCIAL PERFORMANCE

The Company's clients generally can terminate their contracts with the Company upon 30 to 60 days notice or can delay the execution of services. The loss or delay of a large contract or the loss or delay of multiple contracts could adversely affect the Company's operating results, possibly materially. The Company has in the past experienced contract cancellations, which have adversely affected its operating results, including a major Phase III cancellation during the first quarter of this fiscal year.

Clients terminate or delay their contracts for a variety of reasons, including, but not limited to:

- merger or potential merger related activities;
- failure of products being tested to satisfy safety requirements;
- failure of products being tested to prove effective;
- products having unexpected or undesired clinical results;
- client decisions to forego a particular study, perhaps for economic reasons;
- insufficient patient enrollment in a study;
- insufficient investigator recruitment;
- production problems which cause shortages of the product;
- product withdrawal following market launch; and
- manufacturing facility shut down.

In addition, the Company believes that companies regulated by the FDA may proceed with fewer clinical trials or conduct them without the assistance of bio/pharmaceutical services companies if they are trying to reduce costs as a result of budgetary limits or changing priorities. These factors may cause such companies to cancel contracts with bio/pharmaceutical services companies such as the Company.

THE COMPANY FACES INTENSE COMPETITION IN MANY AREAS OF ITS BUSINESS; IF THE COMPANY DOES NOT COMPETE EFFECTIVELY, ITS BUSINESS WILL BE HARMED

The bio/pharmaceutical services industry is highly competitive and the Company faces numerous competitors in many areas of its business. If the Company fails to compete effectively it may lose clients, which would cause its business to suffer.

CRS primarily competes against in-house departments of pharmaceutical companies, other full service CROs, small specialty CROs, and to a lesser extent, universities, teaching hospitals, and other site organizations. Some of the larger CROs against which the Company competes include Quintiles Transnational Corporation, Covance, Inc. and Pharmaceutical Product Development Inc. In addition, PAREXEL's PCMS business also competes with a large and fragmented group of specialty service providers, including advertising/promotional companies, major consulting firms with pharmaceutical industry groups and smaller companies with pharmaceutical industry focus. Perceptive competes primarily with CROs, information technology companies and other software companies. Some of these competitors, including the in-house departments of pharmaceutical companies, have greater capital, technical and other resources than the Company. In addition, those of the Company's competitors that are smaller specialized companies may compete effectively against the Company because of their concentrated size and focus.

THE FIXED RATE NATURE OF THE COMPANY'S CONTRACTS COULD HURT ITS OPERATING RESULTS

Approximately 85.0% of the Company's contracts are fixed rate. If the Company fails to adequately price its contracts or if the Company experiences significant cost overruns, its gross margins on the contract would be reduced and the Company could lose money on contracts. In the past, the Company has had to commit unanticipated resources to complete projects, resulting in lower gross margins on those projects. The Company might experience similar situations in the future.

IF GOVERNMENTAL REGULATION OF THE DRUG, MEDICAL DEVICE AND BIOTECHNOLOGY INDUSTRY CHANGES, THE NEED FOR THE COMPANY'S SERVICES COULD DECREASE

Governmental regulation of the drug, medical device and biotechnology product development process is complicated, extensive, and demanding. A large part of the Company's business involves assisting pharmaceutical and biotechnology companies through the regulatory approval process. Changes in regulations, that, for example, streamline procedures or relax approval standards, could eliminate or reduce the need for the Company's services. If companies regulated by the FDA or similar foreign regulatory authorities needed fewer of PAREXEL's services, the Company would have fewer business opportunities and its revenues would decrease, possibly materially.

In the U.S., the FDA and the Congress have attempted to streamline the regulatory process by providing for industry user fees that fund additional reviewer hires and better management of the regulatory review process. In Europe, governmental authorities have approved common standards for clinical testing of new drugs throughout the European Union by adopting standards for GCP and by making the clinical trial application and approval process more uniform across member states starting in May 2004. The FDA has had GCP in place as a regulatory standard and requirement for new drug approval for many years and Japan adopted GCP in 1998. The U.S., Europe and Japan have also collaborated in the 15-year-long ICH, the purpose of which is to eliminate duplicative or conflicting regulations in the three regions. The ICH partners have agreed upon a common format (the Common Technical Document) for marketing applications that eliminates the need to tailor the format to each region. Such efforts and similar efforts in the future that streamline the regulatory process may reduce the demand for the Company's services.

Parts of PAREXEL's PCMS business advises clients on how to satisfy regulatory standards for manufacturing processes and on other matters related to the enforcement of government regulations by the FDA and other regulatory bodies. Any reduction in levels of review of manufacturing processes or levels of regulatory enforcement, generally, would result in fewer business opportunities for the PCMS business in this area. As a result of lower level of FDA enforcement activities over the last two years, PCMS experienced a decline in the group's GMP consulting business, which adversely affected the business unit.

IF THE COMPANY FAILS TO COMPLY WITH EXISTING REGULATIONS, ITS REPUTATION AND OPERATING RESULTS WOULD BE HARMED

The Company's business is subject to numerous governmental regulations, primarily relating to pharmaceutical product development and the conduct of clinical trials. If the Company fails to comply with these governmental regulations, it could result in the termination of the Company's ongoing research, development or sales and marketing projects, or the disqualification of data for submission to regulatory authorities. The Company also could be barred from providing clinical trial services in the future or could be subjected to fines. Any of these consequences would harm the Company's reputation, its prospects for future work and its operating results. In addition, the Company may have to repeat research or redo trials. The Company may be contractually required to take such action at no further cost to the customer, but at substantial cost to the Company.

THE COMPANY MAY LOSE BUSINESS OPPORTUNITIES AS A RESULT OF HEALTH CARE REFORM AND THE EXPANSION OF MANAGED CARE ORGANIZATIONS

Numerous governments, including the U.S. government and governments outside of the U.S., have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, pharmaceutical, medical device and biotechnology companies may react by spending less on research and development. If this were to occur, the Company would have fewer business opportunities and its revenues could decrease, possibly materially.

For instance, in the past the U.S. Congress has entertained several comprehensive health care reform proposals. The proposals were generally intended to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While the U.S. Congress has not yet adopted any comprehensive reform proposals, members of Congress may raise similar proposals in the future. The Company is unable to predict the likelihood that health care reform proposals will be enacted into law.

In addition to health care reform proposals, the expansion of managed care organizations in the healthcare market may result in reduced spending on research and development. Managed care organizations' efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, the Company would have fewer business opportunities and its revenues could decrease, possibly materially.

NEW AND PROPOSED LAWS AND REGULATIONS REGARDING CONFIDENTIALITY OF PATIENT INFORMATION COULD RESULT IN INCREASED RISKS OF LIABILITY OR INCREASED COSTS TO THE COMPANY, OR COULD LIMIT THE COMPANY'S SERVICE OFFERINGS

The confidentiality and release of patient-specific information are subject to government regulation. Under the Health Insurance Portability and Accountability Act of 1996, the U.S. Department of Health and Human Services has issued regulations mandating heightened privacy and confidentiality protections. The federal government and state governments have proposed or adopted additional legislation governing the possession, use and dissemination of medical record information and other personal health information. Proposals being considered by state governments may contain privacy and security provisions that are more burdensome than the federal regulations. In order to comply with these regulations, the Company may need to implement new security measures, which may require the Company to make substantial expenditures or cause the Company to limit the products and services it offers. In addition, if the Company violates applicable laws, regulations or duties relating to the use, privacy or security of health information, it could be subject to civil or criminal liability.

IF THE COMPANY DOES NOT KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES, ITS PRODUCTS AND SERVICES MAY BECOME LESS COMPETITIVE OR OBSOLETE, ESPECIALLY IN THE COMPANY'S PERCEPTIVE INFORMATICS BUSINESS

The biotechnology, pharmaceutical and medical device industries generally, and clinical research specifically, are subject to increasingly rapid technological changes. The Company's competitors or others might develop technologies, products or services that are more effective or commercially attractive than the Company's current or future technologies, products or services, or render its technologies, products or services less competitive or obsolete. If competitors introduce superior technologies, products or services and the Company cannot make enhancements to its technologies, products and services necessary to remain competitive, its competitive position will be harmed. If the Company is unable to compete successfully, it may lose customers or be unable to attract new customers, which could lead to a decrease in revenue.

BECAUSE THE COMPANY DEPENDS ON A SMALL NUMBER OF INDUSTRIES AND CLIENTS FOR ALL OF ITS BUSINESS, THE LOSS OF BUSINESS FROM A SIGNIFICANT CLIENT COULD HARM ITS BUSINESS, REVENUE, AND FINANCIAL CONDITION

The loss of, or a material reduction in the business of, a significant client could cause a substantial decrease in the Company's revenue and adversely affect its business and financial condition, possibly materially. In the fiscal year ended June 30, 2005, the Company's five largest clients accounted for 25% of its consolidated service revenue although no single client accounted for 10% or more of consolidated service revenue, and in the fiscal year ended June 30, 2004, the Company's five largest clients accounted for 30% of its consolidated service revenue, although no single client accounted for 10% or more of consolidated service revenue. The Company expects that a small number of clients will continue to represent a significant part of its revenue. The Company's contracts with these clients generally can be terminated on short notice. The Company has in the past experienced contract cancellations with significant clients.

IF THE COMPANY'S PERCEPTIVE INFORMATICS BUSINESS IS UNABLE TO MAINTAIN CONTINUOUS, EFFECTIVE, RELIABLE AND SECURE OPERATION OF ITS COMPUTER HARDWARE, SOFTWARE AND INTERNET APPLICATIONS AND RELATED TOOLS AND FUNCTIONS, ITS BUSINESS WILL BE HARMED

The Company's Perceptive Informatics business involves collecting, managing, manipulating and analyzing large amounts of data, and communicating data via the Internet. Perceptive depends on the continuous, effective, reliable and secure operation of its computer hardware, software, networks, telecommunication networks, Internet servers and related infrastructure. If Perceptive's hardware or software malfunctions or access to Perceptive's data by internal research personnel or customers through the Internet is interrupted, its business could suffer. In addition, any sustained disruption in Internet access provided by third parties could adversely impact Perceptive's business.

Although Perceptive's computer and communications hardware is protected through physical and software safeguards, it is still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, and similar events. In addition, Perceptive's software products are complex and sophisticated, and could contain data, design or software errors that could be difficult to detect and correct. If Perceptive fails to maintain and further develop the necessary computer capacity and data to support its customers' needs, it could result in loss of or delay in revenue and market acceptance.

IF THE COMPANY IS UNABLE TO ATTRACT SUITABLE WILLING VOLUNTEERS FOR THE CLINICAL TRIALS OF ITS CLIENTS, ITS CLINICAL RESEARCH SERVICES BUSINESS MAY SUFFER

One of the factors on which the Company's CRS business competes is the ability to recruit patients for the clinical studies the Company is managing. These clinical trials rely upon the ready accessibility and willing participation of volunteer subjects. These subjects generally include volunteers from the communities in which the studies are conducted. Although to date these communities have provided a substantial pool of potential subjects for research studies, there may not be enough patients available with the traits necessary to conduct the studies. For example, if the Company manages a study for a treatment of a particular type of cancer, its ability to conduct the study may be limited by the number of patients that it can recruit that have that form of cancer. If multiple organizations are conducting similar studies and competing for patients, it could also make the Company's recruitment efforts more difficult. If the Company were unable to attract suitable and willing volunteers on a consistent basis, it would have an adverse effect on the trials being managed by its CRS business, which could have a material adverse effect on its CRS business.

IF THE COMPANY'S HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL LEFT, ITS BUSINESS WOULD BE HARMED

The Company relies on the expertise of its Chairman and Chief Executive Officer, Josef H. von Rickenbach. If Mr. von Rickenbach left, it would be difficult and expensive to find a qualified replacement with the level of specialized knowledge of the Company's products and services and the bio/pharmaceutical services industry. The Company is a party to an employment agreement with Mr. von Rickenbach, which may be terminated by the Company or Mr. von Rickenbach upon notice to the other party.

In addition, in order to compete effectively, the Company must attract and maintain qualified sales, professional, scientific and technical operating personnel. Competition for these skilled personnel, particularly those with a medical degree, a Ph.D. or equivalent degrees, is intense. The Company may not be successful in attracting or retaining key personnel.

THE COMPANY MAY HAVE SUBSTANTIAL EXPOSURE TO PAYMENT OF PERSONAL INJURY CLAIMS AND MAY NOT HAVE ADEQUATE INSURANCE TO COVER SUCH CLAIMS

The Company's CRS business primarily involves the testing of experimental drugs and medical devices on consenting human volunteers pursuant to a study protocol. Clinical research involves a risk of liability for personal injury or death to patients who participate in the study or who use a product approved by regulatory authorities after the clinical research has concluded, due to, among other reasons, possible unforeseen adverse side effects or improper administration of the drug or device by physicians. In some cases, these patients are already seriously ill and are at risk of further illness or death.

In order to mitigate the risk of liability, the Company seeks to include indemnity provisions in its Clinical Research Services contracts with clients and with investigators. However, the Company is not able to include indemnity provisions in all of its contracts. The indemnity provisions the Company includes in these contracts would not cover its exposure if:

- the Company had to pay damages or incur defense costs in connection with a claim that is outside the scope of an indemnity; or
- a client failed to indemnify the Company in accordance with the terms of an indemnity agreement because it did not have the financial ability to fulfill its indemnification obligation or for any other reason.

The Company also carries insurance to cover its risk of liability. However, the Company's insurance is subject to deductibles and coverage limits and may not be adequate to cover claims. In addition, liability coverage is expensive. In the future, the Company may not be able to maintain or obtain liability insurance on reasonable terms, at a reasonable cost or in sufficient amounts to protect it against losses due to claims.

THE COMPANY'S BUSINESS IS SUBJECT TO INTERNATIONAL ECONOMIC, POLITICAL AND OTHER RISKS THAT COULD NEGATIVELY AFFECT ITS RESULTS OF OPERATIONS OR FINANCIAL POSITION

The Company provides most of its services on a worldwide basis. The Company's service revenue from non-U.S. operations represented approximately 62.7% of total consolidated service revenue for the fiscal year ended June 30, 2005 and approximately 54.8% of total consolidated service revenue for the fiscal year ended, June 30, 2004. In addition, the Company's service revenue from operations in the United Kingdom represented approximately 19.7% of total consolidated service revenue for the fiscal year ended June 30, 2005 and approximately 18.2% of total consolidated service revenue for the fiscal year ended June 30, 2004. The Company's service revenue from operations in Germany represented approximately 18.6% of total consolidated service revenue for the fiscal year ended June 30, 2005 and approximately 15.8% of total consolidated service revenue for the fiscal year ended June 30, 2004. Accordingly, the Company's business is subject to risks associated with doing business internationally, including:

- changes in a specific country's or region's political or economic conditions, including Western Europe, in particular;
- potential negative consequences from changes in tax laws affecting its ability to repatriate profits;
- difficulty in staffing and managing widespread operations;
- unfavorable labor regulations applicable to its European operations;
- changes in foreign currency exchange rates; and
- longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions.

THE COMPANY'S OPERATING RESULTS HAVE FLUCTUATED BETWEEN QUARTERS AND YEARS AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE, WHICH COULD AFFECT THE PRICE OF ITS COMMON STOCK

The Company's quarterly and annual operating results have varied and will continue to vary in the future as a result of a variety of factors. For example, the Company's income (loss) from operations was $5.3 million for the quarter ended September 30, 2004, $13.5 million for the quarter ended December 31, 2004, $17.3 million for the quarter ended March 31, 2005 and $(5.1) million for the quarter ended June 30, 2005. Factors that cause these variations include:

- the level of new business authorizations in a particular quarter or year;
- the timing of the initiation, progress, or cancellation of significant projects;
- exchange rate fluctuations between quarters or years;
- restructuring charges;
- the mix of services offered in a particular quarter or year;
- the timing of the opening of new offices;
- costs and the related financial impact of acquisitions;
- the timing of internal expansion;
- the timing and amount of costs associated with integrating acquisitions; and
- the timing and amount of startup costs incurred in connection with the introduction of new products, services or subsidiaries.

Many of these factors, such as the timing of cancellations of significant projects and exchange rate fluctuations between quarters or years, are beyond the Company's control.

Approximately 65-70% of the Company's operating costs are fixed in the short term. In particular, a significant portion of the Company's operating costs relate to personnel, which are estimated to have accounted for 75-80% of the Company's total operating costs in fiscal year 2005. As a result, the effect on the Company's revenues of the timing of the completion, delay or loss of contracts, or the progress of client projects, could cause its operating results to vary substantially between reporting periods.

If the Company's operating results do not match the expectations of securities analysts and investors as a result of these factors, the trading price of its common stock will likely decrease.

THE COMPANY'S REVENUE AND EARNINGS ARE EXPOSED TO EXCHANGE RATE FLUCTUATIONS

Approximately 62.7% of the Company's total consolidated service revenue for the fiscal year ended June 30, 2005 and approximately 54.8% of the Company's total consolidated service revenue for the fiscal year ended June 30, 2004 were from non-U.S. operations. The Company's financial statements are denominated in U.S. dollars. As a result, changes in foreign currency exchange rate, could have and have had a significant effect on the Company's operating results. Exchange rate fluctuations between local currencies and the U.S. dollar create risk in several ways, including:

- Foreign Currency Translation Risk. The revenue and expenses of the Company's foreign operations are generally denominated in local currencies, primarily the British pound and the Euro, and then are translated into U.S. dollars for financial reporting purposes. For the fiscal year ended June 30, 2005 approximately 19.7% of total consolidated service revenue was denominated in British pounds and approximately 34.2% of total consolidated service revenue was denominated in Euros. For the fiscal year ended June 30, 2004, approximately 18.2% of total consolidated service revenue was denominated in British pounds and approximately 29.6% of total consolidated service revenue was denominated in Euros.

- Foreign Currency Transaction Risk. The Company's service contracts may be denominated in a currency other than the functional currency in which it performs the service related to such contracts.

Although the Company tries to limit these risks through exchange rate fluctuation provisions stated in its service contracts, or by hedging transaction risk with foreign currency exchange contracts, it may still experience fluctuations in financial results from its operations outside of the U.S., and may not be able to favorably reduce the currency transaction risk associated with its service contracts.

THE COMPANY'S BUSINESS HAS EXPERIENCED SUBSTANTIAL EXPANSION IN THE PAST AND SUCH EXPANSION AND ANY FUTURE EXPANSION COULD STRAIN ITS RESOURCES IF NOT PROPERLY MANAGED

The Company has expanded its business substantially in the past. Future rapid expansion could strain the Company's operational, human and financial resources. In order to manage expansion, the Company must:

- continue to improve operating, administrative and information systems;
- accurately predict future personnel and resource needs to meet client contract commitments;
- track the progress of ongoing client projects; and
- attract and retain qualified management, sales, professional, scientific and technical operating personnel.

If the Company does not take these actions and is not able to manage the expanded business, the expanded business may be less successful than anticipated, and the Company may be required to allocate additional resources to the expanded business, which it would have otherwise allocated to another part of its business.

The Company may face additional risks in expanding its foreign operations. Specifically, the Company may find it difficult to:

- assimilate differences in foreign business practices, exchange rates and regulatory requirements;
- operate amid political and economic instability;
- hire and retain qualified personnel; and
- overcome language, tariff and other barriers.

THE COMPANY MAY MAKE ACQUISITIONS IN THE FUTURE, WHICH MAY LEAD TO DISRUPTIONS TO ITS ONGOING BUSINESS

The Company has made a number of acquisitions and will continue to review new acquisition opportunities. If the Company is unable to successfully integrate an acquired company, the acquisition could lead to disruptions to the business. The success of an acquisition will depend upon, among other things, the Company's ability to:

- assimilate the operations and services or products of the acquired company;
- integrate acquired personnel;
- retain and motivate key employees;
- retain customers; and
- minimize the diversion of management's attention from other business concerns.

Acquisitions of foreign companies may also involve additional risks, including assimilating differences in foreign business practices and overcoming language and cultural barriers.

In the event that the operations of an acquired business do not meet the Company's performance expectations, the Company may have to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

THE COMPANY'S CORPORATE GOVERNANCE STRUCTURE, INCLUDING PROVISIONS OF ITS ARTICLES OF ORGANIZATION AND BY-LAWS AND ITS SHAREHOLDER RIGHTS PLAN, AND MASSACHUSETTS LAW MAY DELAY OR PREVENT A CHANGE IN CONTROL OR MANAGEMENT THAT STOCKHOLDERS MAY CONSIDER DESIRABLE

Provisions of the Company's articles of organization, by-laws and its shareholder rights plan, as well as provisions of Massachusetts law, may enable the Company's management to resist acquisition of the Company by a third party, or may discourage a third party from acquiring the Company. These provisions include the following:

- the Company has divided its board of directors into three classes that serve staggered three-year terms;
- the Company is subject to Section 8.06 of the Massachusetts Business Corporation Law which provides that directors may only be removed by stockholders for cause, vacancies in the Company's board of directors may only be filled by a vote of the Company's board of directors and the number of directors may be fixed only by the Company's board of directors;
- the Company is subject to Chapter 110F of the Massachusetts General Laws which limits its ability to engage in business combinations with certain interested stockholders;
- the Company's stockholders are limited in their ability to call or introduce proposals at stockholder meetings; and
- the Company's shareholder rights plan would cause a proposed acquirer of 20% or more of the Company's outstanding shares of common stock to suffer significant dilution.

These provisions could have the effect of delaying, deferring, or preventing a change in control of the Company or a change in the Company's management that stockholders may consider favorable or beneficial. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's stock. In addition, the Company's Board of Directors may issue preferred stock in the future without stockholder approval. If the Company's Board of Directors issues preferred stock, the holders of common stock would be subordinate to the rights of the holders of preferred stock. The Company's Board of Directors' ability to issue the preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the Company's stock.

THE COMPANY'S STOCK PRICE HAS BEEN AND MAY IN THE FUTURE BE VOLATILE, WHICH COULD LEAD TO LOSSES BY INVESTORS

The market price of the Company's common stock has fluctuated widely in the past and may continue to do so in the future. On September 2, 2005, the closing sale price of the Company's common stock on the NASDAQ National Market was $19.83 per share. During the period from July 1, 2003 to June 30, 2005, the price of the Company's common stock ranged from a high of $25.04 per share to a low of $13.35 per share. Investors in the Company's common stock must be willing to bear the risk of such fluctuations in stock price and the risk that the value of an investment in the Company's stock could decline.

The Company's stock price can be affected by quarter-to-quarter variations in a number of factors including:

- operating results;
- earnings estimates by analysts;
- market conditions in the industry;
- prospects of health care reform;
- changes in government regulations; and
- general economic conditions.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may adversely affect the market price of the Company's common stock. Since the Company's common stock has traded in the past at a relatively high price-earnings multiple, due in part to analysts' expectations of earnings growth, the price of the stock could quickly and substantially decline as a result of even a relatively small shortfall in earnings from, or a change in, analysts' expectations.

ITEM 2. PROPERTIES

As of June 30, 2005, the Company occupied approximately 1,200,000 square feet of building space in 51 locations in 37 countries around the world. Except for 26,600 square feet of building space in Poitiers, France, the Company does not own any properties, but leases space under various leases that expire between 2005 and 2022.

The Company's U.S. facilities account for approximately 510,000 square feet. In particular, the Company occupies approximately 241,000 square feet in various locations in the Northeast, 111,000 square feet in various Mid-Atlantic locations and 50,000 square feet in various Western locations.

The Company's non-U.S. facilities account for approximately 690,000 square feet. In particular, the Company occupies approximately 169,000 square feet in various locations in the United Kingdom, 240,000 square feet in various locations in Germany and 71,000 square feet in various locations in France.

The Company's principal facilities are set forth below:

Facility	Space Ft.	Use of Facility	Lease Expiration
Headquarters in Waltham, MA	80,000	CRS, Perceptive, and Corporate	2009
Lowell, MA	108,000	PCMS, CRS, Perceptive, and General & Administrative ("G&A")	2011
Uxbridge, UK	80,000	CRS, PCMS, and G&A	2022
Berlin, Germany	190,000	CRS, PCMS, Perceptive and G&A	2012

The following table indicates the approximate square footage of property attributable to each of the Company's operating segments:

	Total Sq. Ft.
CRS	516,000
PCMS	360,000
Perceptive	84,000
General and Administrative	240,000

See Note 15 to the consolidated financial statements included in Item 8 of this annual report for further information regarding the Company's lease obligations.

ITEM 3. LEGAL PROCEEDINGS

The Company periodically becomes involved in various claims and lawsuits that are incidental to its business. The Company believes, after consultation with counsel, that no matters currently pending would, in the event of an adverse outcome, have a material impact on its consolidated financial position, results of operations or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal year 2005.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION AND HOLDERS

The Company's common stock is traded on the NASDAQ National Market under the symbol "PRXL". The table below shows the high and low bid prices of the common stock for each quarter of the fiscal years ended June 30, 2005 and 2004, respectively, on the NASDAQ National Market. The prices in the table below reflect inter-dealer prices without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

	2005		2004	
	High	Low	High	Low
First Quarter	$20.43	$18.10	$17.70	$13.35
Second Quarter	$21.37	$17.71	$18.78	$15.28
Third Quarter	$25.04	$19.02	$18.57	$15.80
Fourth Quarter	$24.44	$17.12	$21.00	$17.23

As of August 25, 2005, there were approximately 75 stockholders of record of the Company's common stock. The number does not include stockholders for which shares were held in a "nominee" or "street" name.

DIVIDENDS

The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying any cash dividend in the foreseeable future. The Company intends to retain future earnings for the development and expansion of its business.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table provides information about purchases of equity securities by the Company and its affiliated purchasers during the quarter ended June 30, 2005:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Appropriate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
04/01/05 - 04/30/05	88,148	$17.95	88,148	$14.4 million
05/01/05 - 05/31/05	23,148	$18.04	23,148	$14.0 million
06/01/05 - 06/30/05	-	-	-	$14.0 million
Total	111,296	$17.97	111,296	

(1) On September 9, 2004, the Company's Board of Directors approved the repurchase by the Company of shares of its common stock having a value of up to $20.0 million in the aggregate pursuant to the Plan. Unless terminated earlier by resolution of the Company's Board of Directors, the Plan will expire when all shares authorized for repurchase have been repurchased by the Company.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data of the Company for the five years ended June 30, 2005 are derived from the consolidated financial statements of the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included as Item 7 and the consolidated financial statements and related footnotes included as Item 8 in this Form 10-K.

	For the years ended June 30, (in thousands, except per share data and number of employees)				
	2005	2004	2003	2002	2001
OPERATIONS					
Service revenue	$544,726	$540,983	$518,936	$451,461	$387,560
Income (loss) from operations	$(276)(1)	$18,373 (2)	$17,228 (3)	$20,493	$(6,860)(4)
Net income (loss)	$(35,177)	$13,791	$10,662	$13,235	$(825)
Basic earnings (loss) per share	$(1.35)	$0.53	$0.42	$0.53	$(0.03)
Diluted earnings (loss) per share	$(1.35)	$0.51	$0.42	$0.52	$(0.03)
FINANCIAL POSITION					
Cash, cash equivalents and marketable securities	$88,622	$95,607	$82,724	$66,109	$60,949
Working capital	$120,301	$145,408	$134,346	$138,020	$123,488
Total assets	$475,736	$502,996	$464,237	$407,161	$361,534
Long-term debt	$1,115	$471	$644	$432	$12
Stockholders' equity	$205,571	$246,760	$227,100	$200,077	$177,822
OTHER DATA					
Purchases of property and equipment	$31,813	$27,824	$29,985	$23,808	$18,145
Depreciation and amortization	$29,618	$25,762	$20,656	$17,893	$21,453
Number of employees	5,140	4,875	5,095	4,930	4,640
Weighted average shares used in computing:					
Basic earnings (loss) per share	26,065	26,010	25,371	24,928	24,637
Diluted earnings (loss) per share	26,065	26,795	25,683	25,582	24,637

(1) Loss from operations for the year ended June 30, 2005 reflects $24.3 million in restructuring charges recorded in the quarter ended June 30, 2005, consisting of $4.3 million for severance expense associated with the elimination of 123 managerial and staff positions and $20.5 million related to eleven newly-abandoned leased facilities (or new sections of previously partially abandoned facilities), partially offset by $(0.5) million related to changes in assumptions for leased facilities, which were abandoned in June 2001 and in March 2004. Additionally, the Company recorded $2.7 million of impairment charges associated with abandoned leased facilities and other fixed assets, and $0.5 million related to other special charges. See Note 7 to the consolidated financial statements included in Item 8 of this annual report for further detail.

(2) Income from operations for the year ended June 30, 2004 reflects $10.8 million in restructuring charges recorded in the quarter ended March 31, 2004, consisting of $3.9 million for severance expense associated with the elimination of 157 managerial and staff positions, $5.6 million related to seven newly-abandoned leased facilities, and $1.3 million related to changes in assumptions for leased facilities, which were abandoned in June 2001. See Note 7 to the consolidated financial statements included in Item 8 of this annual report for further detail.

(3) Income from operations for the year ended June 30, 2003 reflects $9.4 million in facilities-related restructuring charges related to changes in assumptions for leased facilities, which were previously abandoned in June 2001. The changes in assumptions were caused by the deterioration in the commercial real estate market. See Note 7 to the consolidated financial statements included in Item 8 of this annual report for further detail.

(4) Loss from operations for the year ended June 30, 2001, includes a restructuring benefit of $0.7 million. This consisted of a $1.5 million reduction in previously accrued restructuring charges due to changes in estimates related to the third quarter 2000 restructuring, offset by $0.8 million for exiting a business location in the U.S. Also in the year ended June 30, 2001, the Company recorded restructuring charges of $7.2 million. These charges included $3.1 million of employee severance and related costs for eliminating approximately 125 managerial and staff positions worldwide (44% in the U.S. and 56% in Europe), $3.9 million related to consolidation and abandonment of certain facilities (40% in the U.S. and 60% in Europe), and approximately $0.2 million primarily related to miscellaneous costs associated with the Company's fourth quarter restructuring plan. Additionally, the Company recorded $1.0 million in accelerated depreciation expense due to changes in the estimated useful lives of leasehold improvements in abandoned leased facilities, $0.9 million of one-time asset write-offs, as well as $0.6 million in expenses associated with discontinued services.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a leading bio/pharmaceutical services company, providing a broad range of expertise in clinical research, medical marketing, consulting and informatics and advanced technology products and services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company's primary objective is to provide solutions for managing the bio/pharmaceutical product lifecycle with the goal of reducing the time, risk and cost associated with the development and commercialization of new therapies. Since its founding in 1983, PAREXEL has developed significant expertise in processes and technologies supporting this strategy. The Company's product and service offerings include: clinical trials management, data management, biostatistical analysis, medical marketing, clinical pharmacology, patient recruitment, regulatory and medical consulting, health policy and reimbursement, performance improvement, industry training and publishing, medical imaging services, IVRS, CTMS, web-based portals, systems integration, patient diary application, and other drug development consulting services. The Company believes that its comprehensive services, depth of therapeutic area expertise, global footprint and related access to patients, and sophisticated information technology, along with its experience in global drug development and product launch services, represent key competitive strengths.

The Company is managed through three business segments, namely, CRS, PCMS and Perceptive.

CRS constitutes the Company's core business and includes clinical trials management and biostatistics and data management, as well as related medical advisory and investigator site services.

PCMS provides technical expertise in such disciplines as clinical pharmacology, regulatory affairs, industry training, and management consulting; and provides a full spectrum of market development, product development, and targeted communications services in support of product launch. PCMS consultants identify alternatives and propose solutions to address clients' product development, registration, and commercialization issues. PCMS also provides health policy consulting and strategic reimbursement services.

Perceptive provides information technology solutions designed to improve clients' product development processes. Perceptive offers a portfolio of services that include medical imaging services, IVRS, CTMS, web-based portals, systems integration, and patient diary applications. As of June 30, 2005, the Company owned approximately 97.8% of the outstanding shares of common stock of Perceptive. On August 22, 2005, the Company acquired all of the equity interests held by minority stockholders of Perceptive, and now owns 100% of Perceptive. See Note 18 to the notes to the consolidated financial statements included in Item 8 of this annual report.

Effective with the September 30, 2004 reporting period, certain components of the Company's strategic business units were reorganized to better align services offered to clients and to ensure a more integrated selling effort. Specifically, the Company's clinical operations were consolidated by moving Phase I and some small parts of the Regulatory business from PCG to CRS, and Phase IV clinical operations from MMS to CRS. The remaining businesses of PCG and MMS were then combined to form the new PCMS business segment. These changes resulted in various reclassifications to the historical segment information presented in Note 17 to the consolidated financial statements included in Item 8 in this annual report, but had no impact on the Company's total revenue, expenses, operating income, net income, or balance sheet.

Additionally, an accounting reclassification in the amount of $7.0 million, $6.2 million, and $3.4 million for the fiscal years 2005, 2004, and 2003, respectively has been made from Service Revenue to Other Income/(Loss) to reflect a change in the accounting treatment with respect to the impact of foreign exchange rates on certain CRS contracts denominated in a currency other than the prime contract holder's functional currency. The change had no impact to expenses, net income, or earnings per share, but did impact gross margin and operating income.

The Company conducts a significant portion of its operations in foreign countries. Approximately 62.7% and 54.8% of the Company's service revenue for the fiscal years ended June 30, 2005 and 2004, respectively, were from non-U.S. operations. Because the Company's financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates can have a significant effect on its operating results. For the fiscal year ended June 30, 2005, approximately 19.7% of total service revenue was denominated in British Pounds and approximately 34.2% of total service revenue was denominated in Euros. For the fiscal year ended June 30, 2004, approximately 18.2% of total service revenue was denominated in British Pounds and approximately 29.6% of total service revenue was denominated in Euros. As a result of the weakened U.S. dollar against the British Pound and the Euro in fiscal year 2005, the Company's revenues and the Company's costs increased in 2005 from the comparable 2004 period.

Approximately 85.0% of the Company's contracts are fixed rate, with some variable components, and range in duration from a few months to several years. Cash flow from these contracts typically consists of a down payment required to be paid at the time of contract execution with the balance due in installments over the contract's duration, usually on a milestone achievement basis. Revenue from these contracts is generally recognized as work is performed. As a result, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

Generally, the Company's clients can terminate their contracts with the Company upon thirty to sixty days' notice or can delay execution of services. Clients may terminate or delay contracts for a variety of reasons, including, among others: merger or potential merger related activities involving the client, the failure of products being tested to satisfy safety requirements or efficacy criteria, unexpected or undesired clinical results of the product, client cost reductions as a result of budgetary limits or changing priorities, the client's decision to forego a particular study, insufficient patient enrollment or investigator recruitment, or production problems resulting in shortages of the product.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of the Company's financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and other financial information. On an ongoing basis, the Company evaluates its estimates and judgments. The Company bases its estimates on historical experience and on various other factors that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company regards an accounting estimate underlying its financial statements as a "critical accounting estimate" if the nature of the estimate or assumption is material due to level of subjectivity and judgment involved or the susceptibility of such matter to change and if the impact of the estimate or assumption on financial condition or operating performance is material. The Company believes that the following accounting policies are most critical to aid in fully understanding and evaluating its reported financial results:

REVENUE RECOGNITION

Service revenue on fixed-price contracts is recognized as services are performed. The Company measures progress for fixed-price contracts using the concept of proportional performance based upon a unit based output method. This method requires the Company to estimate total expected units, as well as the costs and revenue per unit. Generally, the assigned financial manager or financial analyst reviews contract estimates on a monthly basis. Adjustments to contract estimates are made in the periods in which the facts that require the revisions become known. Historically, there have not been any significant variations between contract estimates and the actual cost incurred which were not recovered from clients. In the event that future estimates are materially incorrect, they could materially impact the Company's consolidated results of operations and financial position.

BILLED ACCOUNTS RECEIVABLE, UNBILLED ACCOUNTS RECEIVABLE AND DEFERRED REVENUE

Billed accounts receivable represent amounts for which invoices have been sent to clients. Unbilled accounts receivable represent amounts recognized as revenue for which invoices have not yet been sent to clients. Deferred revenue represents amounts billed or payments received for which revenue has not yet been earned. The Company maintains an allowance for doubtful accounts based on historical collectability and specific identification of potential problem accounts. In the event the Company is unable to collect portions of its outstanding billed or unbilled receivables, there may be a material impact to the Company's consolidated results of operations and financial position.

INCOME TAXES

The Company's global provision for corporate income taxes is calculated using the tax accounting rules established by SFAS No. 109. Income tax expense is based on the distribution of profit before tax amongst the various taxing jurisdictions in which the Company operates, adjusted as required by the tax laws of each taxing jurisdiction. Changes in the distribution of profits and losses between taxing jurisdictions may have a significant impact on the Company's effective tax rate. The provision is a combination of current-year tax liability and future tax liability/benefit that results from differences between book and taxable income that will reverse in future periods. Deferred tax assets and liabilities for these future tax effects are established on the Company's balance sheet. A valuation allowance is established if it is more likely than not that future tax benefits will not be realized. Monthly interim tax provision calculations are prepared during the year. Differences between these interim estimates and the final results for the year could materially impact the Company's effective tax rate and its consolidated results of operations and financial position.

GOODWILL

Goodwill represents the excess of the cost of an acquired business over the fair value of the related net assets at the date of acquisition. Under SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is subject to annual impairment testing or more frequent testing if an event occurs or circumstances change that would more likely than not reduce the carrying value of the reporting unit below its fair value. The Company has assessed the impairment of goodwill under SFAS No. 142 in fiscal years 2005 and 2004. The impairment testing involves determining the fair market value of each of the reporting units with which the goodwill was associated and comparing the value with the reporting unit's carrying value. Based on this assessment, there was no impairment identified at June 30, 2005 and 2004. Any future impairment of goodwill could have a material impact to the Company's financial position or its results of operations.

RESULTS OF OPERATIONS

QUARTERLY OPERATING RESULTS (UNAUDITED)

The following is a summary of unaudited quarterly results of operations for the years ended June 30, 2005 and 2004:

	For the year ended June 30, 2005 (in thousands, except per share data)				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Service revenue	$130,422	$135,759	$134,905	$143,640	$544,726
Income (loss) from operations	8,481	7,511	7,473	(23,741)	(276)
Net income (loss)	5,656	6,066	4,619	(51,518)	(35,177)
Diluted earnings (loss) per share	$0.21	$0.23	$0.17	$(1.98)	$(1.35)

For the year ended June 30, 2004
(in thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Service revenue	$131,433	$132,596	$137,665	$139,289	$540,983
Income (loss) from operations	7,130	6,732	(3,918)	8,429	18,373
Net income (loss)	4,732	5,042	(2,484)	6,501	13,791
Diluted earnings (loss) per share	$0.18	$0.19	$(0.10)	$0.24	$0.51

ACQUISITIONS AND IMPACT OF RESTRUCTURING AND OTHER CHARGES

ACQUISITIONS

Effective October 1, 2004, the Company acquired 100% of the outstanding stock of Integrated Marketing Concepts ("IMC"), a provider of specialty professional marketing and communication services in Whitehall, Pennsylvania for approximately $1.5 million in cash. Under the agreement, the Company agreed to make additional payments of up to $2.9 million in contingent purchase price if IMC achieves certain established financial targets through September 30, 2007.

On March 1, 2004, the Company acquired the remaining outstanding shares of 3Clinical Research AG ("3C"), a clinical research organization with expertise in Phase I and Phase IIa Proof-Of-Concept studies in Berlin, Germany, for $11.7 million in cash. Prior to March 1, 2004, PAREXEL was a minority shareholder of 3C. In connection with this transaction, the Company recorded as goodwill approximately $8.1 million of excess cost over the fair value of the interest in the net assets acquired.

During the first quarter of fiscal year 2004, the Company acquired an additional 10% investment interest in FARMOVS for approximately $1.0 million. FARMOVS is a Clinical Pharmacology unit in South Africa. PAREXEL now has a 70% investment interest in FARMOVS.

RESTRUCTURING CHARGES

During the year ended June 30, 2005, the Company recorded restructuring charges totaling $24.3 million, consisting of $4.3 million for severance expense associated with the elimination of 123 managerial and staff positions and $20.5 million related to eleven abandoned leased facilities, partially offset by $0.5 million related to changes in assumptions for leased facilities, which were abandoned in June 2001 and March 2004. In addition, the Company recorded $2.7 million of impairment charges associated with abandoned leased facilities and other fixed assets.

During the year ended June 30, 2004, the Company recorded restructuring charges totaling $10.8 million, consisting of $3.9 million for severance expense associated with the elimination of 157 managerial and staff positions, $5.6 million related to seven newly-abandoned leased facilities, and $1.3 million related to changes in assumptions for leased facilities abandoned in June 2001. These amounts were recorded in the quarter ended March 31, 2004.

During the year ended June 30, 2003, the Company recorded facilities-related restructuring charges totaling $9.4 million relating of changes in assumptions for leased facilities, which were abandoned in June 2001.

ANALYSIS BY SEGMENT

The Company evaluates its segment performance and allocates resources based on service revenue and gross profit (service revenue less direct costs), while other operating costs are evaluated on a geographical basis. Accordingly, the Company does not include selling, general, and administrative expenses, depreciation and amortization expense, interest income (expense), other income (expense), and income taxes expense in segment profitability. Service revenue, direct costs and gross profit on service revenue for fiscal years 2005, 2004, and 2003 were as follows:

($IN THOUSANDS)	2005	2004	2005 vs. 2004 Increase (Decrease)	2005 vs. 2004 % Change	2003	2004 vs. 2003 Increase (Decrease)	2004 vs. 2003 % Change
Service revenue:							
CRS	$375,327	$375,219	$108	0.0%	$364,200	$11,019	3.0%
PCMS	126,552	129,791	(3,239)	-2.5%	129,936	(145)	-0.1%
Perceptive	42,847	35,973	6,874	19.1%	24,800	11,173	45.1%
	$544,726	$540,983	$3,743	0.7%	$518,936	$22,047	4.2%
Direct costs:							
CRS	$247,527	$242,255	$5,272	2.2%	$238,998	$3,257	1.4%
PCMS	88,975	95,702	(6,727)	-7.0%	93,627	2,075	2.2%
Perceptive	23,542	18,106	5,436	30.0%	14,551	3,555	24.4%
	$360,044	$356,063	$3,981	1.1%	$347,176	$8,887	2.6%
Gross profit:							
CRS	$127,800	$132,964	$(5,164)	-3.9%	$125,202	$7,762	6.2%
PCMS	37,577	34,089	3,488	10.2%	36,309	(2,220)	-6.1%
Perceptive	19,305	17,867	1,438	8.0%	10,249	7,618	74.3%
	$184,682	$184,920	$(238)	-0.1%	$171,760	$13,160	7.7%

Certain fiscal year 2003 and 2004 amounts have been reclassified to conform to the fiscal year 2005 presentation. For additional financial information on a segment and geographic basis, see Note 17 to the consolidated financial statements included in Item 8 of this annual report.

FISCAL YEAR ENDED JUNE 30, 2005 COMPARED WITH THE FISCAL YEAR ENDED JUNE 30, 2004

Service revenue increased by $3.7 million, or 0.7%, to $544.7 million for the fiscal year ended June 30, 2005 from $541.0 million for the fiscal year ended June 30, 2004. On a geographic basis, service revenue for the fiscal year ended June 30, 2005 was distributed as follows: The United States $202.9 million (37.3%), Europe $313.1 million (57.4%), and Asia & Other $28.7 million (5.3%). Service revenue for the fiscal year ended June 30, 2004 was distributed as follows: The United States $244.7 million (45.2%), Europe $272.5 million (50.4%), and Asia & Other $23.8 million (4.4%). The year-over-year shift of revenue from the United States to Europe was primarily attributed to a growing trend toward winning new business awards in the U.S. for projects to be completed outside of the U.S. and recent softness in the PCMS business segment.

On a segment basis, CRS service revenue remained flat at $375.3 million for the fiscal year ended June 30, 2005 compared with $375.2 million in fiscal year 2004, as the favorable $17.4 million impact of foreign exchange fluctuation was essentially offset by the impact of several factors including: cancellations caused by drug safety and efficacy issues, client driven project start-up-delays, and the impact of European Clinical Trials Directive on the Phase I unit in Germany, which delayed the start up of certain Phase I projects. PCMS service revenue decreased by $3.2 million, or 2.5%, to $126.6 million in fiscal year 2005 from $129.8 million in fiscal year 2004 due primarily to lower levels of demand for medical marketing services from a key pharmaceutical client and staffing shortages in the consulting business. Perceptive service revenue increased by $6.9 million, or 19.1%, to $42.8 million in fiscal year 2005, as compared with $36.0 million in fiscal year 2004. Of the total 19.1% increase, approximately 16.2% resulted from increased demand for the group's medical imaging and IVRS services, with the remaining 2.9% attributed by the positive impact of foreign currency fluctuations.

Reimbursement revenue consists of reimbursable out-of-pocket expenses incurred on behalf of, and reimbursable by, clients. It does not yield any gross profit to the Company, nor does it have an impact on net income.

Direct costs increased by $4.0 million, or 1.1%, to $360.0 million in fiscal year 2005 from $356.0 million in fiscal year 2004. On a segment basis, CRS direct costs increased by $5.3 million, or 2.2%, to $247.5 million in fiscal year 2005 from $242.2 million in fiscal year 2004. The relatively small year-over-year increase in CRS direct costs was due primarily to flat revenue, tighter cost controls, and productivity and quality improvements, which were partially offset by an increase of $11.5 million due to foreign currency fluctuations. As a percentage of service revenue, CRS direct costs for fiscal year 2005 increased by 1.4 points to 66.0% in fiscal year 2005 from 64.6% in fiscal year 2004 due primarily to higher hiring and relocation costs. PCMS direct costs decreased $6.7 million, or 7.0%, to $89.0 million in fiscal year 2005 from $95.7 million in fiscal year 2004. The year-over-year decrease in PCMS direct costs was a result of lower labor costs directly tied to lower revenue levels and tighter cost controls, which were partially offset by a 2.9% increase from foreign currency fluctuations. As a percentage of service revenue, PCMS direct costs for the year ended June 30, 2005 decreased by 3.4 points to 70.3% in fiscal year 2005 from 73.7% in the same period one year ago as a result of the factors previously mentioned. Perceptive direct costs increased by $5.4 million, or 30.0%, to $23.5 million in fiscal 2005 from $18.1 million in the same period in the last fiscal year. Of the total 30.0% increase, approximately 3.1% was attributed to foreign currency fluctuations with the remaining 26.9% primarily due to higher labor costs associated with increased staffing needs to support business growth. As a percentage of service revenue, Perceptive's direct costs for the year ended June 30, 2005 increased by 4.6 points to 54.9% in fiscal 2005 from 50.3% in the same period one year ago as a result of a less favorable revenue mix.

Selling, general and administrative ("SG&A") expenses increased by $1.0 million, or 0.8%, to $131.0 million in fiscal year 2005 from $130.0 million in fiscal year 2004. The year-over-year increase was attributed primarily to a 3.5% increase resulting from foreign currency fluctuations and incremental expense incurred to comply with Sarbanes-Oxley 404, offset by a 2.7% decrease resulting from a reduction in bonus accrual and other cost cutting measures in fiscal year 2005. As a percentage of service revenue, SG&A was flat at 24.1% in fiscal year 2005 and 24.0% in fiscal year 2004.

Depreciation and amortization ("D&A") expense increased by $3.8 million, or 15.0%, to $29.6 million in fiscal year 2005 from $25.8 million in fiscal year 2004. Of the total 15.0% increase, approximately 10.5% was attributed to impairment charges associated with abandoned leased facilities and other fixed assets, and the remaining 4.5% was due primarily to foreign currency fluctuations and increased capital spending. As a percentage of service revenue, D&A increased by 0.6 points to 5.4% in fiscal year 2005 versus 4.8% in fiscal year 2004.

The Company took a $24.3 million restructuring charge in fiscal year 2005 consisting of $4.3 million for severance expense associated with the elimination of 123 managerial and staff positions and $20.0 million related to abandoned leased facilities. In fiscal year 2004, the Company took a restructuring charge of $10.8 million comprised of $3.9 million for severance expense associated with the elimination of 157 managerial and staff positions, $5.6 million related to seven abandoned leased facilities, and $1.3 million related to changes in assumptions for previously abandoned leased facilities.

Income from operations decreased by $18.7 million, to a loss of $0.3 million in fiscal 2005 from $18.4 million in fiscal year 2004 due primarily to restructuring charges and the reasons noted in the preceding paragraphs.

Total other income decreased by $4.1 million, or 80.0% to $1.0 million in fiscal year 2005 from $5.1 million in fiscal year 2004. The decrease was due primarily to $2.0 million in foreign currency exchange losses, a $1.2 million write-off of long-term investments deemed permanently impaired, and $0.9 million loss associated with the unwinding of a foreign exchange contract.

In fiscal year 2005, the Company's effective tax rate was extremely high primarily as a result of $37.4 million in tax valuation reserves recorded during the quarter ended June 30, 2005 in conjunction with (1) net operating loss of certain subsidiaries and (2) the write down of a portion of the Company's deferred tax assets resulting from the loss position of certain PAREXEL subsidiaries (mainly in the United States). In fiscal 2004, the Company had an effective income tax rate of 39.7%. The Company's tax rate is a function of the relative levels of profitability in the various taxing jurisdictions in which the Company does business. Any future changes in the mix of taxable income in the different jurisdictions in which the Company operates could materially impact the Company's effective tax rate and its consolidated results of operations and financial position. The Company is aggressively working to turn around the performance of its underperforming entities and hopes to be in a position to begin reversing these valuation allowances as early as fiscal year 2007.

FISCAL YEAR ENDED JUNE 30, 2004 COMPARED WITH THE FISCAL YEAR ENDED JUNE 30, 2003

Service revenue increased by $22.1 million, or 4.2%, to $541.0 million for the fiscal year ended June 30, 2004 from $518.9 million for the fiscal year ended June 30, 2003. On a geographic basis, service revenue for the fiscal year ended June 30, 2004 was distributed as follows: The United States $244.7 million (45.2%), Europe $272.5 million (50.4%), and Asia & Other $23.8 million (4.4%). Service revenue for the fiscal year ended June 30, 2003 was distributed as follows: The United States $264.1 million (50.9%), Europe $233.7 million (45.0%), and Asia & Other $21.1 million (4.1%).

On a segment basis, CRS service revenue increased by $11.0 million, or 3.0%, to $375.2 million for the fiscal year ended June 30, 2004 from $364.2 million in fiscal year 2003, as the result of a favorable $27.4 million effect of foreign exchange fluctuations that were partially offset by the impact of a relatively low level of new business wins in the first half of calendar year 2003 and signing of fewer favorable changes-in-scope in the quarter ended June 30, 2004. PCMS service revenue remained flat at $129.8 million in fiscal year 2004 and $129.9 million in fiscal year 2003. Perceptive service revenue increased by $11.2 million, or 45.1%, to $36.0 million in fiscal year 2004, as compared with $24.8 million in fiscal year 2003. Of the total 45.1% increase, approximately 23.7% was attributed to incremental revenue associated with the FW Pharma acquisition completed during the third quarter of fiscal year 2003, 16.2% resulted from increased demand for the group's medical diagnostic imaging services, and 5.2% was caused by the positive impact of foreign currency fluctuations.

Reimbursement revenue consists of reimbursable out-of-pocket expenses incurred on behalf of, and reimbursable by, clients. It does not yield any gross profit to the Company, nor does it have an impact on net income.

Direct costs increased by $8.9 million, or 2.6%, to $356.1 million in fiscal year 2004 from $347.2 million in fiscal year 2003. On a segment basis, CRS direct costs increased by $3.3 million, or 1.4%, to $242.3 million in fiscal year 2004 from $239.0 million in fiscal year 2003. Of the total 1.4% increase, 4.1% was attributed to the impact of foreign currency fluctuations, which was offset by a decrease of 2.7% resulting from tighter cost controls. As a percentage of service revenue, CRS direct costs decreased by 1.0 point to 64.6% in fiscal year 2004 from 65.6% in the same period one year ago. PCMS direct costs increased by $2.1 million, or 2.2%, to $95.7 million in fiscal year 2004 from $93.6 million in fiscal year 2003. Of the total 2.2% increase, approximately 1.5% was attributed to foreign currency fluctuations, with the remaining 0.7% due primarily to increased labor costs. As a percentage of service revenue, PCMS direct costs increased by 1.6 points to 73.7% in fiscal year 2004 from 72.1% in the same period one year ago primarily due to a less favorable revenue mix and the impact of hiring in anticipation of increased business. Perceptive direct costs increased by $3.6 million, or 24.4%, to $18.1 million in fiscal 2004 from $14.6 million in the same period in the last fiscal year. Of the total 24.4% increase, approximately 3.0% was attributed to foreign currency fluctuations, 8.6% was caused by incremental costs associated with the FW Pharma acquisition completed in January 2003, and 12.8% was due primarily to increased labor costs to support business growth. As a percentage of service revenue, Perceptive's direct costs for the year ended June 30, 2004 decreased by 8.4 points to 50.3% in fiscal 2004 from 58.7% in the same period one year ago due primarily to higher revenue and continued productivity improvements.

Selling, general and administrative expenses increased by $5.5 million, or 4.4%, to $130.0 million in fiscal year 2004 from $124.5 million in fiscal year 2003 due primarily to foreign currency fluctuations. As a percentage of service revenue, SG&A was flat at 24.0% in both fiscal years 2004 and 2003.

Depreciation and amortization expense increased by $5.1 million, or 24.7%, to $25.8 million in fiscal year 2004 from $20.7 million in fiscal year 2003. Of the total 24.7% increase, 6.8% was attributed to incremental amortization expense associated with intangible assets acquired through acquisitions, 3.6% was attributed to impairment charges associated with abandoned leased facilities and other fixed assets, and the remaining 14.3% was due primarily to foreign currency fluctuations and increased capital spending. As a percentage of service revenue, D&A was 4.8% in fiscal year 2004 and 4.0% in fiscal year 2003.

The Company had 4,875 employees at the end of fiscal year 2004 and 5,095 employees at the end of fiscal year 2003. The decrease was due primarily to the elimination of staff positions in an effort to reduce costs and improve efficiency.

Income from operations increased by $1.1 million, or 6.6%, to $18.4 million in fiscal 2004 from $17.2 million in fiscal year 2003 due to the reasons noted in the preceding paragraphs. Income from operations remained flat at 3.4% in fiscal year 2004 and 3.3% in fiscal year 2003.

Total other income (loss) increased by $3.8 million, or 302.7%, to $5.1 million in fiscal year 2004 from $1.3 million in fiscal year 2003. The increase was due primarily to foreign currency exchange gains.

The Company had an effective income tax rate of 39.7% in fiscal year 2004 and 39.2% in fiscal year 2003. Tax rates are a function of profitability in the various taxing jurisdictions in which the Company does business. During fiscal year 2004, the Company released $1.3 million of tax accruals in conjunction with the resolution of certain outstanding tax issues and the favorable results of various tax audits. Without the release of these reserves, the Company's effective income tax rate would have been higher. As of June 30, 2004, the Company had tax loss carryforwards, tax effected, of $11.7 million that were available to offset future tax liabilities based upon future profitability in the different taxing jurisdictions in which PAREXEL operates.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its operations and growth, including acquisition costs, with cash flow from operations and proceeds from the sale of equity securities. Investing activities primarily reflect acquisition costs and capital expenditures for information systems enhancements.

Approximately 85.0% of the Company's contracts are fixed rate, with some variable components, and range in duration from a few months to several years. Cash flow from these contracts typically consists of a down payment required to be paid at the time of contract execution with the balance due in installments over the contract's duration, usually on a milestone achievement basis. Revenue from these contracts is generally recognized as work is performed. As a result, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

DAYS SALES OUTSTANDING

The Company's operating cash flow is heavily influenced by changes in billed and unbilled receivables and deferred revenue. These account balances as well as days sales outstanding in accounts receivable, net of deferred revenue, can vary based on contractual milestones and the timing and size of cash receipts. Days sales outstanding ("DSO") in accounts receivable, net of deferred revenue, was 39 days at June 30, 2005 and 36 days at June 30, 2004. The increase in DSO as of June 30 2005 as compared with June 30, 2004 was due primarily to slow collections and heavy levels of billing in June 2005. Accounts receivable, net of the allowance for doubtful accounts, was $217.9 million ($123.8 million in billed accounts receivable and $94.1 million in unbilled accounts receivable) at June 30, 2005 and $222.0 million ($127.5 million in billed accounts receivable and $94.5 million in unbilled accounts receivable) at June 30, 2004. Deferred revenue was $132.2 million at June 30, 2005 and $145.4 million at June 30, 2004. Days sales outstanding is calculated by adding the end-of-period balances for billed and unbilled account receivables, net of deferred revenue and allowances for doubtful accounts, then dividing the resulting amount by gross revenue (service revenue, reimbursement revenue, and investigator fees) for the most recent quarter, and multiplying the resulting fraction by the number of days in the quarter.

CASH FLOWS

Net cash provided by operating activities for fiscal year 2005 totaled $31.0 million and was generated from $29.6 million related to non-cash charges for depreciation and amortization expense, a $16.3 million increase in liabilities (primarily related to restructuring reserves), a $29.6 million change in deferred taxes (related to recording of valuation reserves), and a $0.5 million decrease in current and other assets, offset by a net loss of $35.2 million, an $8.8 million decrease in accounts receivable (net of allowance for doubtful accounts and deferred revenue), and a $1.0 million decrease in accounts payable and other sources. Net cash provided by operating activities for the fiscal year 2004 totaled $50.2 million and was generated from $13.8 million of net income, $25.8 million related to non-cash charges for depreciation and amortization expense, $15.8 million associated with a decrease in accounts receivable (net of allowance for doubtful accounts and deferred revenue), and a $7.5 million decrease in deferred tax assets and other sources, offset by a $10.1 million decrease in accounts payable, other current liabilities and other liabilities, and a $2.6 million increase in prepaid expenses and other assets.

Net cash used by investing activities for fiscal year 2005 totaled $2.0 million, and consisted of $31.8 million of equipment purchases (primarily for software and hardware) and $1.5 million used for the acquisition of IMC, offset by $31.3 million of net proceeds from the sales of marketable securities and other assets. Net cash used by investing activities for fiscal year 2004 totaled $63.0 million and consisted principally of $27.8 million of equipment purchases (primarily for software and hardware), $21.9 million of net purchases of marketable securities (net of proceeds from the sale of securities), and $13.4 million for the acquisition of 3C.

Net cash used in financing activities for fiscal year 2005 totaled $2.8, and consisted of $9.7 million used to repurchase the Company's common stock pursuant to its stock repurchase program, offset by $6.6 million in proceeds from the issuance of common stock in connection with the Company's stock option and employee stock purchase plans and $0.3 million from borrowings under lines-of-credit. Net cash used by financing activities for the fiscal year 2004 totaled $0.1 million as $7.5 million generated from the issuance of common stock in connection with the Company's stock option and employee stock purchase plans and $0.5 million from borrowings under lines-of-credit were essentially offset by $8.1 million used to repurchase the Company's common stock pursuant to its stock repurchase program.

LINES OF CREDIT

The Company has a line of credit with ABN AMRO Bank, NV in the amount of Euro 12.0 million. This line-of-credit is not collateralized, is payable on demand, and bears interest at a rate ranging between 3% to 5%. The line-of-credit may be revoked or cancelled by the Bank at any time at their discretion. The Company primarily entered into this line-of-credit to facilitate business transactions with the bank. At June 30, 2005, the Company had approximately Euro 12.0 million available under this line of credit.

The Company has other foreign lines-of-credit with banks totaling approximately $1.8 million. These lines are used as overdraft protection and bear interest at rates ranging from 4% to 6%. The lines of credit are payable on demand and are supported by PAREXEL International Corporation. At June 30, 2005, the Company had approximately $1.8 million available under these credit arrangements.

The Company has a cash pooling arrangement with ABN AMRO Bank. Pooling occurs when debit balances are offset against credit balances and the net position is used as a basis by the Bank for interest calculation. Each legal entity owned by the Company and party to this arrangement remains the owner of either a credit or debit balance. Therefore, interest income is earned in legal entities with credit balances, while interest expense is charged in legal entities with debit balances. Based on the pool's overall balance, the Bank then (1) recalculates the overall interest to be charged or earned, (2) compares this amount with the sum of previously charged/earned interest amounts per account and (3) additionally pays/charges the difference. Interest income and interest expense are recorded separately in the Company's consolidated statements of operations.

FINANCING NEEDS

The Company's primary cash needs are for the payment of salaries and fringe benefits, hiring and recruiting expenses, business development costs, acquisition-related costs, capital expenditures, and facilities-related expenses. The Company's principal source of cash is from contracts with clients. If the Company is unable to generate new contracts with existing and new clients and/or if the level of contract cancellations increases, revenue and cash flow will be adversely affected (see "Risk Factors" for further detail). Absent a material adverse change in the level of the Company's new business bookings or contract cancellations, PAREXEL believes that its existing capital resources together with cash flow from operations and borrowing capacity under existing lines of credit will be sufficient to meet its foreseeable cash needs over the next 12 months and on a longer term basis.

In the future, the Company expects to consider acquiring businesses to enhance its service offerings, expand its therapeutic expertise, and/or increase its global presence. Any such acquisitions may require additional external financing, and the Company may from time to time seek to obtain funds from public or private issuance of equity or debt securities. The Company may be unable to secure such financing on terms acceptable to the Company.

The Company expects capital expenditures to total approximately $31 million in fiscal year 2006, primarily for computer software and hardware.

On September 9, 2004, the Board of Directors approved a new stock repurchase program authorizing the purchase of up to $20 million of the Company's common stock to be repurchased in the open market subject to market conditions. As of June 30, 2005, the Company had acquired 275,844 shares at a total cost of $6.0 million under this program.

CONTINGENT LIABILITIES AND GUARANTEES

- The Company's contractual lease obligations for fiscal years subsequent to June 30, 2005 are as follows:

($IN THOUSANDS)	2006	2007	2008	2009	2010	Thereafter	Total
Operating leases	$39,355	$36,070	$29,881	$23,769	$13,758	$74,191	$217,024
Obligations under capital leases	738	468	332	272	126	-	1,936
Total	$40,093	$36,538	$30,213	$24,041	$13,884	$74,191	$218,960

- In association with the IMC acquisition as discussed in Note 3 to the consolidated financial statements included in Item 8 of this annual report, as of June 30, 2005, the Company is obligated to make maximum additional payments of $2.9 million in contingent purchase price if IMC achieves certain established financial targets through September 30, 2007.

- In association with the Qdot acquisition as discussed in Note 18 to the Consolidated Financial Statements included in Item 8 of this annual report, the Company is obligated to make maximum additional payments of approximately $3.0 million in contingent purchase price if Qdot achieves certain established financial targets through September 28, 2008.

- The Company has letter-of-credit agreements with banks totaling approximately $4.3 million guaranteeing performance under various operating leases and vendor agreements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to the Company.

INFLATION

The Company believes the effects of inflation generally do not have a material adverse impact on its operations or financial condition.

RELATED PARTY TRANSACTIONS

As discussed in Note 18 to the consolidated financial statements included in Item 8 of this annual report, on August 22, 2005, the Company acquired all of the equity interests held by minority stockholders of Perceptive Informatics, Inc., and now owns all of the outstanding common stock of Perceptive. This acquisition was effected through a "short-form" merger of PIC Acquisition, Inc., an indirect subsidiary of PAREXEL and, prior to the merger, the owner of 97.8% of the outstanding common stock of Perceptive. Under the terms of the merger, Perceptive was valued at approximately $66.3 million, and PAREXEL agreed to pay an aggregate of approximately $3.2 million in cash to the minority stockholders for their shares of common stock. Certain executive officers and directors of PAREXEL held shares of Perceptive common stock prior to the merger.

In addition, under the terms of the merger, PAREXEL assumed all outstanding stock options under Perceptive's stock incentive plan. As a result, the holders of Perceptive stock options are entitled to receive upon exercise of such options $1.65 in cash, without interest, for each share of Perceptive common stock that was subject to such options immediately prior to the merger. None of the other terms and conditions of the Perceptive stock options have changed. The stock options will continue to be exercisable only upon payment of the exercise price of such options and to be subject to the vesting schedule to which such stock options were subject immediately prior to the merger. Certain executive officers and directors of PAREXEL held stock options to purchase Perceptive common stock prior to the merger.

Additionally as part of the merger, PAREXEL has also agreed to make payments totaling $1.6 million to certain employees of Perceptive on the first anniversary of the effective date of the merger, including $500,000 to an executive officer. These payments are not conditioned on these employees remaining as employees of Perceptive on the first anniversary of the effective date of the merger.

The terms and conditions of the merger were established and approved by a special committee of the Board of Directors of PAREXEL consisting of two independent directors of PAREXEL having no interests in Perceptive, with consultation from an investment banking firm and legal counsel.

During the third quarter of fiscal year 2004, the Company disposed of a small business by closing an asset sale arrangement with a former non-officer employee. In association with the transaction, the buyer issued a four-year promissory note to the Company. Payments on the promissory note are due on a quarterly basis, commencing on June 30, 2004. The total pro rata amount of gain realized to-date through June 30, 2005 was $89,000. All payments have been received in a timely manner.

The Company contributed the shares of stock of FWPS Group Limited, a company organized under the laws of the United Kingdom, which it acquired in January 2003, to Perceptive., in July 2003. Perceptive issued shares of common stock to PAREXEL International Trust, a wholly owned subsidiary of the Company, as consideration for this contribution. As a result of the transaction, the Company's ownership in Perceptive increased from 97.4% to 98.2% in July 2003. Certain executive officers and directors of the Company owned 0.87% of the issued and outstanding common stock of Perceptive as of July 2003. The terms of this transaction were approved by an independent committee of the Board of Directors of the Company, the members of which neither serve as Director of, nor own any shares of stock of Perceptive and using a valuation prepared by an independent third party.

During the year ended June 30, 2004, certain members of the Company's Board of Directors were affiliated with a company in which PAREXEL is a minority shareholder. The total amount of investment by PAREXEL was $0.5 million.

RECENTLY ISSUED ACCOUNTING STANDARDS

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted SFAS 123(R) on July 1, 2005 using the prospective method as described in SFAS No. 148 and is currently in the process of evaluating an acceptable option valuation model. Because Statement 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because the Company adopted Statement 123 using the prospective transition method (which applied only to awards granted, modified or settled after the adoption date), compensation costs for some previously granted awards that were not recognized under Statement 123 will be recognized under Statement 123(R). However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation costs to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company expects pre-tax stock-based compensation in fiscal year 2006 to be approximately $1.7 million (unaudited).

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 requires that changes in accounting principle be retrospectively applied. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe adoption of this statement will have a material impact on the Company's financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency rates, interest rates, and other relevant market rate or price changes. In the ordinary course of business, the Company is exposed to market risk resulting from changes in foreign currency exchange rates, and the Company regularly evaluates its exposure to such changes. The Company's overall risk management strategy seeks to balance the magnitude of the exposure and the costs and availability of appropriate financial instruments.

FOREIGN CURRENCY EXCHANGE RATES

The Company may be subjected to foreign currency transaction risk when the Company's foreign subsidiaries enter into contracts or incur liabilities denominated in a currency other than the foreign subsidiary's functional currency. For the year ended June 30, 2005, approximately 19.7% of total service revenue was denominated in British pounds and approximately 34.2% of total service revenue was denominated in Euros. The Company implemented a derivative policy during the fourth quarter of fiscal year 2004 to hedge certain foreign denominated accounts receivable and intercompany payables. Derivatives are accounted for in accordance with SFAS 133.

Occasionally, the Company enters into other foreign currency exchange contracts to offset the impact of currency fluctuations. These currency exchange contracts are entered into as economic hedges, but are not designated as hedges for accounting purposes as defined under SFAS 133. The notional contract amount of these outstanding currency exchange contracts was approximately $10.3 million at June 30, 2005. The potential gain or loss in the fair value of these currency exchange contracts that would result from a hypothetical change of 10% in exchange rates would be approximately $0.6 million.

INTEREST RATES

The Company's exposure to interest rate changes is minimal as the level of long-term debt the Company has is minimal. Long-term debt was approximately $1.1 million as of June 30, 2005 and $0.5 million as of June 30, 2004.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PAREXEL INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the years ended June 30,		
	2005	**2004**	**2003**
Service revenue	$544,726	$540,983	$518,936
Reimbursement revenue	126,811	111,387	96,902
Total revenue	671,537	652,370	615,838
Costs and expenses:			
Direct costs	360,044	356,063	347,176
Reimbursable out-of-pocket expenses	126,811	111,387	96,902
Selling, general and administrative	131,025	129,989	124,502
Depreciation and amortization	29,618	25,762	20,656
Restructuring charges	24,315	10,796	9,374
Total costs	671,813	633,997	598,610
Income (loss) from operations	(276)	18,373	17,228
Interest income	6,320	5,550	4,403
Interest expense	(4,508)	(4,686)	(3,240)
Other income (loss), net	(796)	4,206	96
Total other income	1,016	5,070	1,259
Income before provision for income taxes and minority interest	740	23,443	18,487
Provision for income taxes	35,566	9,313	7,250
Minority interest	351	339	575
Net income/(loss)	$(35,177)	$13,791	$10,662
Earnings/(loss) per share:			
Basic	$(1.35)	$0.53	$0.42
Diluted	$(1.35)	$0.51	$0.42
Weighted average shares:			
Basic	26,065	26,010	25,371
Diluted	26,065	26,795	25,683

The accompanying notes are an integral part of the consolidated financial statements.

PAREXEL INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of June 30,	
	2005	**2004**
ASSETS		
Current assets:		
Cash and cash equivalents	$84,622	$60,686
Marketable securities (Note 4)	4,000	34,921
Billed and unbilled accounts receivable, net (Note 5)	217,887	221,956
Prepaid expenses	12,086	11,681
Current deferred tax assets	18,811	29,710
Income tax receivable	3,605	1,834
Other current assets	3,580	4,694
Total current assets	344,591	365,482
Property and equipment, net (Note 6)	71,865	68,983
Goodwill (Note 2)	42,815	41,002
Other intangible assets, net (Note 2)	9,228	10,636
Non-current deferred tax assets	2,137	10,160
Other assets	5,100	6,733
Total assets	$475,736	$502,996
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable and current portion of long-term debt	$507	$768
Accounts payable	14,424	15,917
Deferred revenue	132,241	145,409
Accrued expenses	13,858	14,805
Accrued restructuring charges (Note 7)	13,231	5,481
Accrued employee benefits and withholdings	28,747	28,577
Current deferred tax liabilities	16,928	4,424
Other current liabilities	4,354	4,693
Total current liabilities	224,290	220,074
Long-term debt	1,115	471
Non-current deferred tax liabilities	17,853	18,100
Long-term accrued restructuring charges (Note 7)	17,773	7,944
Other liabilities	5,188	5,886
Total liabilities	266,219	252,475
Commitments and contingencies (Note 15)		
Minority interest in subsidiary	3,946	3,761
Stockholders' equity:		
Preferred stock--$.01 par value; 5,000,000 shares authorized; Series A Junior Participating Preferred Stock - 50,000 shares designated, none issued and outstanding		
Common stock--$.01 par value; 50,000,000 shares authorized; shares issued: 26,153,334 and 26,522,178 at June 30, 2005 and 2004, respectively; shares outstanding: 26,153,334 and 26,077,078 at June 30, 2005 and 2004, respectively	275	275
Additional paid-in capital	163,921	175,126
Treasury stock, shares at cost: 0 and 445,100 shares at June 30, 2005 and 2004, respectively	-	(8,056)
Retained earnings	41,731	76,908
Accumulated other comprehensive income (loss)	(356)	2,507
Total stockholders' equity	205,571	246,760
Total liabilities and stockholders' equity	$475,736	$502,996

The accompanying notes are an integral part of the consolidated financial statements.

PAREXEL INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share and per share data)

	Common Stock							
	Number Of Shares	Par Value	Additional Paid-in Capital	Treasury Stock, At Cost	Retained Earnings (Accum. Deficit)	Accum. Other Compre-hensive Income (Loss)	Total Stock-holders' Equity	Compre-hensive Income/ (Loss)
Balance at June 30, 2002	25,172,808	$261	$167,829	$(8,165)	$52,455	$(12,303)	$200,077	$18,563
Shares issued under stock option/ employee stock purchase plans	411,152	4	3,797				3,801	
Shares issued for acquisitions	238,095	2	2,887				2,889	
Income tax benefit from exercise of stock options			221				221	
Foreign currency translation adjustment						9,450	9,450	9,450
Net income					10,662		10,662	10,662
Balance at June 30, 2003	25,822,055	$267	$174,734	$(8,165)	$63,117	$(2,853)	$227,100	$20,112
Shares issued under stock option/ employee stock purchase plans	769,952	8	7,414				7,422	
Shares issued under subsidiary option plan			64				64	
Shares surrendered for the exercise of stock options	(25,714)		450	(450)			-	
Shares surrendered for the settlement of an outstanding non-trade receivable	(11,261)			(177)			(177)	
Shares repurchased in the open market	(445,100)			(8,056)			(8,056)	
Adjustment to shares issued for acquisition	(32,854)							
Re-designated shares to authorized but not issued shares			(8,792)	8,792				
Income tax benefit from exercise of stock options			1,256				1,256	
Net unrealized loss on marketable securities						(98)	(98)	(98)
Foreign currency translation adjustment						5,458	5,458	5,458
Net income					13,791		13,791	13,791
Balance at June 30, 2004	26,077,078	$275	$175,126	$(8,056)	$76,908	$2,507	$246,760	$19,151
Reclassification of treasury stock			(8,056)	8,056			-	
Shares repurchased in the open market	(476,344)	(5)	(9,737)				(9,742)	
Shares issued under stock option/ employee stock purchase plans	552,600	5	6,553				6,558	
Shares issued under subsidiary option plan			35				35	
Net unrealized loss on marketable securities and derivative instruments						(356)	(356)	(356)
Foreign currency translation adjustment						(2,507)	(2,507)	(2,507)
Net loss					(35,177)		(35,177)	(35,177)
Balance at June 30, 2005	26,153,334	$275	$163,921	-	$41,731	$(356)	$205,571	$(38,040)

The accompanying notes are an integral part of the consolidated financial statements.

PAREXEL INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended June 30,		
	2005	2004	2003
Cash flow from operating activities:			
Net income/(loss)	$(35,177)	$13,791	$10,662
Adjustments to reconcile net income/(loss) to net cash provided (used) by operating activities:			
Minority interest in net income of consolidated subsidiaries	351	339	575
Depreciation and amortization	29,618	25,762	20,656
Loss on disposal of assets	85	157	122
Deferred income taxes	29,607	7,070	(3,379)
Allowance for doubtful accounts	(1,844)	(1,798)	1,391
Changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable	6,215	3,844	3,114
Prepaid expenses and other current assets	(2,870)	1,626	(1,469)
Other assets	3,409	(4,256)	(4,144)
Accounts payable	(1,556)	1,259	2,935
Deferred revenue	(13,168)	13,772	10,904
Other current liabilities	7,186	(18,954)	5,445
Other liabilities	9,131	7,561	1,005
Net cash provided by operating activities	30,987	50,173	47,817
Cash flow from investing activities:			
Purchases of marketable securities	(60,300)	(159,706)	(204,589)
Proceeds from sale of marketable securities	91,221	137,775	235,229
Purchases of property and equipment	(31,814)	(27,823)	(29,985)
Acquisition of business, net of cash acquired	(1,461)	(13,422)	(11,131)
Proceeds from sale of assets	392	143	488
Net cash used in investing activities	(1,962)	(63,033)	(9,988)
Cash flow from financing activities:			
Proceeds from issuance of common stock	6,558	7,422	3,801
Payments to repurchase common stock	(9,742)	(8,056)	-
Borrowings (repayments) under lines of credit and long-term debt	369	477	(92)
Proceeds from issuance of subsidiary's common stock	35	64	-
Net cash provided (used) by financing activities	(2,780)	(93)	3,709
Effect of exchange rate changes on cash and cash equivalents	(2,309)	3,905	5,717
Net increase (decrease) in cash and cash equivalents	23,936	(9,048)	47,255
Cash and cash equivalents at beginning of year	60,686	69,734	22,479
Cash and cash equivalents at end of year	$84,622	$60,686	$69,734

The accompanying notes are an integral part of the consolidated financial statements

PAREXEL INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(in thousands)

	For the years ended June 30,		
	2005	2004	2003
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$4,508	$4,585	$3,236
Income taxes	$7,131	$2,838	$16,343
Supplemental disclosures of investing activities			
Fair value of assets acquired and goodwill	$2,820	$17,501	$21,294
Liabilities and minority interest assumed	(1,359)	(4,079)	(7,213)
Cash paid and common stock issued for acquisitions	$1,461	$13,422	$14,081
Supplemental disclosures of non-cash financing activities			
Income tax benefit from exercise of stock options	$ -	$1,256	$221

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS

The Company is a leading bio/pharmaceutical services company, providing a broad range of expertise in clinical research, medical marketing, consulting and informatics and advanced technology products and services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company's primary objective is to provide solutions for managing the bio/pharmaceutical product lifecycle with the goal of reducing the time, risk and cost associated with the development and commercialization of new therapies. Since its founding in 1983, PAREXEL has developed significant expertise in processes and technologies supporting this strategy. The Company's product and service offerings include: clinical trials management, data management, biostatistical analysis, medical marketing, clinical pharmacology, patient recruitment, regulatory and medical consulting, health policy and reimbursement, performance improvement, industry training and publishing, medical imaging services, IVRS, CTMS, web-based portals, systems integration, patient diary applications, and other drug development consulting services. The Company believes that its comprehensive services, depth of therapeutic area expertise, global footprint and related access to patients, and sophisticated information technology, along with its experience in global drug development and product launch services, represent key competitive strengths.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of PAREXEL International Corporation, its wholly owned and majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Reclassifications

Certain fiscal year 2003 and 2004 amounts have been reclassified to conform to the fiscal year 2005 presentation. Effective with the September 30, 2004 reporting period, certain components of the Company's strategic business units were reorganized to better align services offered to clients and to ensure a more integrated selling effort. Specifically, the Company's clinical operations were consolidated by moving Phase I and some small parts of the Regulatory business from PCG to CRS, and Phase IV clinical operations from MMS to CRS. The remaining businesses of PCG and MMS were then combined to form the new PCMS business segment. These changes resulted in various reclassifications to the historical segment information, but had no impact on the Company's total revenue, expenses, operating income, net income, or balance sheet.

Additionally, an accounting reclassification in the amount of $7.0 million, $6.2 million, and $3.4 million for the fiscal years 2005, 2004, and 2003, respectively has been made from Service Revenue to Other Income/(Loss) to reflect a change in the accounting treatment with respect to the impact of foreign exchange rates on certain contracts denominated in a currency other than the prime contract holder's functional currency. The change had no impact to expenses, net income, or earnings per share, but did impact gross margin and operating income.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Revenue Recognition

In the Company's CRS and PCMS business units, fixed-price contract revenue is recognized as services are performed. The Company measures progress for fixed price contracts using the concept of proportional performance based upon a unit based output method. Under the unit based output method, output units are predefined in the contract and revenue is recognized based upon completion of such output units.

In the Company's Perceptive business unit, software revenue is recognized based on a proportional performance basis in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition" and the relevant guidance provided by SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", due to the significant nature of customization of each project.

Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract cost estimates are made in the periods in which the facts that require the revisions become known. When the revised estimates indicate a loss, such loss is recognized in the current period in its entirety. Unbilled accounts receivable represent revenue recognized in excess of amounts billed. Deferred service revenue represents amounts billed in excess of revenue recognized.

Reimbursable out-of-pocket expenses are reflected in the Company's Consolidated Statements of Operations under "Reimbursement Revenue" and "Reimbursable Out-of-Pocket Expenses".

As is customary in the industry, the Company routinely subcontracts on behalf of its clients with independent physician investigators in connection with clinical trials. These investigator fees are not reflected in PAREXEL's Service Revenue, Reimbursement Revenue, Reimbursable Out-of-Pocket Expenses, and/or Direct Costs, since such fees are reimbursed by clients on a "pass through basis", without risk or reward to the Company. The amounts of these investigator fees were $64.1 million, $92.5 million and $78.6 million for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

Cash, Cash Equivalents, Marketable Securities, and Financial Instruments

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents. Marketable securities include securities purchased with original maturities of greater than 90 days. Marketable securities are classified as "available for sale" and are carried at fair market value, which approximates amortized cost.

Concentration of Credit Risk

Financial instruments, which may potentially expose the Company to concentrations of credit risk, include trade accounts receivable. However, the Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management expectations. In fiscal year 2005 and 2004, the Company's largest client accounted for 8% of consolidated service revenue.

Allowance for Doubtful Accounts

PAREXEL establishes a specific allowance for doubtful accounts when the Company becomes aware that a customer may not meet its financial obligation. Customer accounts are reviewed individually on a regular basis and appropriate reserves are established as deemed necessary.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided on the straight-line method based on estimated useful lives of 40 years for buildings, 3 to 8 years for computer hardware and software, and 5 years for office furniture, fixtures and equipment. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the remaining lease term. Repair and maintenance costs are expensed as incurred.

Development of Software for Internal Use

The Company accounts for the costs of computer software developed or obtained for internal use in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). The Company capitalizes costs of materials, consultants and payroll and payroll related costs for employees incurred in developing internal-use software. These costs are included in computer software in Note 6 below. The amounts related to internal use software totaled $38.8 million at June 30, 2005 and $33.7 million at June 30, 2004. Costs incurred during the preliminary project and post-implementation stages are charged to expense.

Research and Development Costs

The Company incurs ongoing research and development costs related to core technologies used internally as well as software and technology sold externally. Unless eligible for capitalization, these costs are expensed as incurred. Research and development expense was $4.6 million, $4.0 million, and $2.2 million in fiscal years 2005, 2004 and 2003, respectively, and is included in Selling, General and Administrative expenses in the consolidated statements of operations.

Advertising Costs

All advertising costs are expensed as incurred. Advertising expense was $2.3 million, $2.6 million and $2.2 million in fiscal years 2005, 2004 and 2003, respectively.

Goodwill

Effective July 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets". Under this statement, goodwill as well as certain other intangible assets, determined to have an indefinite life, are no longer amortized. Instead, these assets are reviewed for impairment at least annually or more frequently if an event occurs or circumstances change that would more likely than not reduce the carrying value of the reporting unit below its fair value. The Company has performed its annual impairment test, with no evidence of impairment of the Company's goodwill balance for fiscal years 2005 and 2004.

The changes in the carrying amount of goodwill balances for fiscal years 2005 and 2004 were as follows (in thousands):

Carrying amount as of June 30, 2003	$29,803
Add: FW Pharma	703
3 Clinical Research	8,056
Effect of changes in rates used for translation and adjustments	2,440
Carrying amount as of June 30, 2004	$41,002
Add: IMC	1,951
Final purchase accounting adjustments	(635)
Effect of changes in rates used for translation and adjustments	497
Carrying amount as of June 30, 2005	$42,815

Intangible Assets

Intangible assets consist primarily of technology and customer lists acquired through acquisitions completed by the Company in fiscal years 2005 and 2004 (see Note 3 of these notes to the consolidated financial statements below). The estimated useful lives for all intangible assets are between 3 and 10 years.

The changes in the carrying amount of intangible assets for fiscal years 2005 and 2004 were as follows (in thousands):

Carrying amount as of June 30, 2003	$5,763
Add: 3 Clinical Research	5,805
Amortization	(1,412)
Effect of changes in rates used for translation and adjustments	(2,252)
Carrying amount as of June 30, 2004	$10,636
Add: IMC	585
Amortization	(1,828)
Effect of changes in rates used for translation and adjustments	(165)
Carrying amount as of June 30, 2005	$9,228

Amortization expense was $1.8 million, $1.4 million and $0.5 million for the fiscal years ended June 30, 2005, 2004, and 2003, respectively. Estimated amortization expense for the next five years is as follows:

2006	$2,085
2007	$2,076
2008	$2,076
2009	$1,567
2010	$1,017

Investments

The Company has investments in privately held entities in the form of equity instruments that are not publicly traded and for which fair values are not readily determinable. The Company records the majority of its investments in private entities under the cost method of accounting and assesses the net realizable value of these entities on a quarterly basis to determine if there has been a decline (other than temporary) in the fair value of these entities. The quarterly assessment includes an evaluation of the market condition of the overall industry, historical and projected financial performance, expected cash needs and recent funding events. During the quarter ended June 30, 2005, the Company wrote off $1.2 million in investments, which were deemed to be permanently impaired. The amount of the write-off is included in the Other Income (Loss), net line of the consolidated statements of operations. The balance of the investments recorded under the cost method was $1.2 million as of June 30, 2005 and $2.4 million as of June 30, 2004.

Income Taxes

Deferred income tax assets and liabilities are recorded for the expected future tax consequences (utilizing current tax rates) of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized for the estimated future tax benefits of deductible temporary differences and tax operating loss and credit carryforwards and are net of valuation allowances established in jurisdictions where the realization of those benefits is questionable. Deferred income tax expense represents the change in the net deferred tax asset and liability balances.

Foreign Currency

Assets and liabilities of the Company's international operations are translated into U.S. dollars at exchange rates that are in effect on the balance sheet date and equity accounts are translated at historical exchange rates. Income and expense items are translated at average exchange rates, which are in effect during the year. Translation adjustments are accumulated in other comprehensive income/(loss) as a separate component of stockholders' equity in the consolidated balance sheet. Transaction gains and losses are included in other income in the consolidated statements of operations. Transaction gains/(losses), net of foreign currency exchange contract gains and losses were $(0.2) million, $4.4 million and $1.4 million in fiscal years 2005, 2004, 2003, respectively.

Earnings Per Share

Earnings per share has been calculated in accordance with SFAS No. 128, "Earnings per Share." Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares plus the dilutive effect of outstanding stock options and shares issuable under the employee stock purchase plan.

Stock-Based Compensation

The Company accounts for employee stock awards using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", as described by Financial Accounting Standards Board ("FASB") Interpretation No. 44. Accordingly, no compensation expense is recognized if the exercise price of the Company's stock options was equal to the market price of the underlying stock on the date of grant. The Company has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148 for disclosure purposes only.

The fair value for options granted was estimated at the time of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the three years ended June 30, 2005, 2004 and 2003: Risk free interest rates of 3.52% in fiscal year 2005, 3.12% in fiscal year 2004 and 3.32% in fiscal year 2003, dividend yield of 0.0% for each year; weighted-average volatility factor of the expected market price of the Company's common stock of 39% for fiscal year 2005, 55% for fiscal year 2004 and 57% for fiscal year 2003; and an average holding period of 5 years for each year. During fiscal years 2005, 2004 and 2003, the weighted-average grant-date fair value of the stock options granted were $8.26, $7.51 and $5.51 per share, respectively.

If the compensation cost for the Company's stock options and the employee stock purchase plan had been determined based on the fair value at the date of grant, as prescribed in SFAS No. 123, the Company's net income and net income per share would have been as follows:

($ in thousands, except per share data)	2005	2004	2003
Net income (loss), as reported	$(35,177)	$13,791	$10,662
Deduct total stock-based compensation, net of tax	(3,211)	(3,487)	(2,154)
Pro forma net income (loss)	$(38,388)	$10,304	$8,508
Basic net income (loss) per share – as reported	$(1.35)	$0.53	$0.42
Basic net income (loss) per share – pro forma	$(1.47)	$0.40	$0.34
Diluted net income (loss) per share – as reported	$(1.35)	$0.51	$0.42
Diluted net income (loss) per share – pro forma	$(1.47)	$0.38	$0.33

As stock options vest over several years and additional stock option grants are expected to be made each year, the above pro forma disclosures are not necessarily representative of pro forma effects on results of operations for future periods.

Derivatives/Financial Instruments

The Company utilizes derivative financial instruments to reduce currency exposures related to certain foreign denominated accounts receivable and intercompany payables. Derivatives are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company recognizes derivative instruments as either assets or liabilities in the balance sheet and measures them at fair value. If the derivative instruments are designated as cash flow hedges, the corresponding effective portion of the changes in fair value are recorded in stockholders equity as a component of other comprehensive income ("OCI"). These amounts are reclassified from OCI and recognized in earnings when either the forecasted transaction occurs or it becomes probable that the forecasted transaction will not occur. The amount recorded in OCI at June 30, 2005 will be reclassified to earnings within twelve months. Changes in the ineffective portion of a derivative instrument are recognized in earnings in the periods in which it is identified. There was no ineffectiveness recorded in fiscal year 2005.

From time to time, the Company enters into currency exchange contracts to hedge foreign currency exposures. These currency exchange contracts are entered into as economic hedges, but are not designated as hedges for accounting purposes as defined under SFAS 133.

Realized gains or losses on currency exchange contracts, acquired for the purpose of reducing exposure to currency fluctuations associated with expected cash flows denominated in currencies other than functional currencies, are reflected in other income, in the consolidated statements of operations. Currency exchange contracts are marked to market with the unrealized gain or loss reflected in other income, in the consolidated statements of operations.

Recently Issued Accounting Standards

On December 16, 2004, the FASB issued SFAS Statement No. 123 (revised 2004), "Share-Based Payment", which is a revision of SFAS Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted SFAS 123(R) on July 1, 2005 using the prospective method as described in SFAS No. 148 and is currently in the process of evaluating an acceptable option valuation model. Because Statement 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because the Company adopted Statement 123 using the prospective transition method (which applied only to awards granted, modified or settled after the adoption date), compensation costs for some previously granted awards that were not recognized under Statement 123 will be recognized under Statement 123(R). However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation costs to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company expects pre-tax stock-based compensation in fiscal year 2006 to be approximately $1.7 million (unaudited).

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 requires that changes in accounting principle be retrospectively applied. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe adoption of this statement will have a material impact on the Company's financial statements.

NOTE 3. ACQUISITIONS

Fiscal Year 2005

Effective October 1, 2004, the Company acquired 100% of the outstanding stock of IMC, a provider of specialty professional marketing and communication services in Whitehall, Pennsylvania for approximately $1.5 million in cash. Under the agreement, the Company agreed to make additional payments of up to $2.9 million in contingent purchase price if IMC achieves certain established financial targets through September 30, 2007. Pro forma results of IMC's operations have not been presented because the effect of this acquisition is not material.

Fiscal Year 2004

On March 1, 2004, the Company acquired the remaining outstanding shares of 3C, a clinical research organization with expertise in Phase I and Phase IIa Proof-Of-Concept studies in Berlin, Germany, for $11.7 million in cash. Prior to March 1, 2004, PAREXEL was a minority shareholder of 3C. In association with this transaction, the Company recorded as goodwill approximately $8.1 million of excess cost over the fair value of the interest in the net assets acquired. Pro forma results of 3C's operations have not been presented because the effect of this acquisition is not material.

During the first quarter of fiscal year 2004, the Company acquired an additional interest in FARMOVS for approximately $1.0 million. FARMOVS is a Clinical Pharmacology unit in South Africa. PAREXEL now has a 70% investment interest in FARMOVS.

Fiscal Year 2003

On January 31, 2003, the Company acquired 100% of the outstanding stock of FW Pharma, a provider of software for clinical trial management systems in Birmingham, United Kingdom, for approximately $11.9 million in the form of a combination of cash and shares of the Company's common stock. The Company originally issued an aggregate of 238,095 shares (valued at approximately $3.0 million) of its common stock to stockholders of FWPS Pharma in connection with the acquisition. Of these shares, 32,854 shares were surrendered back to the Company by FW Pharma stockholders pursuant to the purchase price adjustment provisions in the purchase agreement between the parties. In connection with this transaction, the Company recorded approximately $11.7 million of excess cost over the fair value of the interest in the net assets acquired as goodwill.

On October 28, 2002, the Company acquired the assets of Pracon & HealthIQ, a provider of specialized sales and marketing services based in Reston, Virginia and Orange, California, for approximately $1.7 million in cash. Pracon & HealthIQ was a division of Excerpta Medica, Inc. In connection with this transaction, the Company recorded approximately $1.6 million of excess cost over the fair value of the interest in the net assets acquired as goodwill.

NOTE 4. MARKETABLE SECURITIES

Available-for-sale securities included in marketable securities at June 30, 2005 and 2004, consisted entirely of municipal debt and agency securities. At June 30, 2005, all available-for-sale securities were scheduled to mature on varying dates within two years.

The Company's marketable securities are reflected at fair market value, which approximates amortized cost. During fiscal year 2005, gross realized gains were $2.9 million and gross realized losses were $2.1 million. During fiscal year 2004, gross realized gains were $2.6 million and gross realized losses were $3.7 million. During fiscal year 2003, gross realized gains were minimal and there were no gross realized losses.

NOTE 5. BILLED AND UNBILLED ACCOUNTS RECEIVABLE

Accounts receivable at June 30, 2005 and 2004, consisted of the following:

($IN THOUSANDS)	2005	2004
Billed	$124,885	$129,942
Unbilled	95,373	96,229
Allowance for doubtful accounts	(2,371)	(4,215)
	$217,887	$221,956

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2005 and 2004, consisted of the following:

($IN THOUSANDS)	2005	2004
Owned assets:		
Computer and office equipment	$75,458	$75,148
Computer software	61,253	55,501
Leasehold improvements	24,408	23,435
Furniture and fixtures	17,023	17,825
Medical equipment	11,647	10,423
Buildings	4,418	4,453
Other	1,943	1,248
	196,150	188,033
Less: accumulated depreciation	(125,993)	(119,330)
	$70,157	$68,703
Assets held under capital lease:		
Computer software	2,128	525
Less: accumulated amortization	(420)	(245)
	1,708	280
	$71,865	$68,983

Depreciation and amortization expense relating to property and equipment was $27.8 million, $24.4 million, and $20.7 million, for the years ended June 30, 2005, 2004, and 2003, respectively. Depreciation expense for the year ended June 30, 2005 includes $2.7 million in accelerated depreciation for certain impaired assets including amounts related to unamortized leasehold improvements on abandoned leased facilities.

NOTE 7. RESTRUCTURING CHARGES

During the year ended June 30, 2005, the Company recorded restructuring charges totaling $24.3 million consisting of $4.3 million for severance expense associated with the elimination of 123 managerial and staff positions and $20.5 million related to eleven newly-abandoned leased facilities, partially offset by $0.5 million related to changes in assumptions for leased facilities, which were previously abandoned. In addition, the Company recorded $2.7 million of impairment charges associated with abandoned leased facilities and other fixed assets.

During the year ended June 30, 2004, the Company recorded restructuring charges totaling $10.8 million, consisting of $3.9 million for severance expense associated with the elimination of 157 managerial and staff positions, $5.6 million related to seven newly-abandoned leased facilities, and $1.3 million related to changes in assumptions for leased facilities, which were abandoned in June 2001. These amounts were recorded in March 2004.

During the year ended June 30, 2003, the Company recorded facilities-related restructuring charges totaling $9.4 million, as a result of changes in assumptions for leased facilities abandoned in June 2001.

Fiscal years 2005, 2004, and 2003 activities against the restructuring accrual were as follows:

($IN THOUSANDS)	Balance at June 30, 2004	Gross Provisions	Payments/ Adjustments	Balance at June 30, 2005
Employee severance costs	$1,503	$4,300	$(2,109)	$3,694
Facilities-related charges	11,923	20,015	(4,628)	27,310
	$13,426	$24,315	$(6,737)	$31,004

	Balance at June 30, 2003	Gross Provisions	Payments/ Adjustments	Balance at June 30, 2004
Employee severance costs	$244	$3,875	$(2,616)	$1,503
Facilities-related charges	8,506	6,921	(3,504)	11,923
	$8,750	$10,796	$(6,120)	$13,426

	Balance at June 30, 2002	Gross Provisions	Payments/ Adjustments	Balance at June 30, 2003
Employee severance costs	$1,176	-	$(932)	$244
Facilities-related charges	2,125	9,374	(2,993)	8,506
	$3,301	$9,374	$(3,925)	$8,750

NOTE 8. CREDIT ARRANGEMENTS

The Company has a line of credit with ABN AMRO Bank, NV in the amount of Euro 12.0 million. This line-of-credit is not collateralized, is payable on demand, and bears interest at a rate ranging between 3% and 5%. The line of credit may be revoked or cancelled by the Bank at any time at its discretion. The Company primarily entered into this line-of-credit to facilitate business transactions with the Bank. At June 30, 2005, the Company had approximately Euro 12.0 million available under this line-of-credit.

The Company has other foreign lines-of-credit with banks totaling approximately $1.8 million. These lines are used as overdraft protection and bear interest at rates ranging from 4% to 6%. The lines of credit are payable on demand and are supported by PAREXEL International Corporation. At June 30, 2005, the Company had approximately $1.8 million available credit under these arrangements.

The Company has letter-of-credit agreements with banks totaling approximately $4.3 million guaranteeing performance under various operating leases and vendor agreements.

NOTE 9. STOCKHOLDERS' EQUITY

As of June 30, 2005 and 2004, there were 5,000,000 shares of preferred stock, $0.01 par value, authorized. Of the total shares authorized, 50,000 shares have been designated as Series A Junior Participating Preferred Stock, but none were issued or outstanding. Preferred stock may be issued at the discretion of the Board of Directors (without stockholder approval) with such designations, rights and preferences as the Board of Directors may determine.

In September 1999, the Board of Directors approved a stock repurchase program authorizing the purchase of up to $20.0 million of the Company's common stock. Repurchases are made in the open market subject to market conditions. As of June 30, 2005, the Company had acquired 1,506,600 shares at a total cost of $20.0 million under this program.

In December 2003, the Board of Directors of the Company approved the restoration of shares of common stock held as treasury shares to the status of authorized and unissued shares.

On September 9, 2004, the Board of Directors approved a new stock repurchase program authorizing the purchase of up to $20.0 million of the Company's common stock to be repurchased in the open market subject to market conditions. As of June 30, 2005, the Company had acquired 275,844 shares at a total cost of $6.0 million under this program.

2003 Preferred Stock Rights

On March 27, 2003, the Company adopted a Shareholder Rights Plan. Under this Plan, one Right for each outstanding share was distributed to stockholders of record as of April 7, 2003. The Rights trade with the underlying common stock and initially are not exercisable. Subject to limited exceptions, the Rights will become exercisable if a person or a group acquires 20 percent or more of the Company's common stock or commences a tender offer for 20 percent or more of the Company's outstanding stock. If the Rights become exercisable, the type and amount of securities receivable upon exercise of each Right will depend on the circumstances at the time of exercise. Each Right will initially entitle each stockholder to purchase one one-thousandth of a share of newly created Series A Junior Participating Preferred Stock at an exercise price of $98.00. The adoption of this Plan did not impact the Company's financial position or results of its operations.

NOTE 10. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares plus the dilutive effect of outstanding stock options and shares issuable under the employee stock purchase plan. There were no anti-dilutive shares outstanding for the fiscal year ended June 30, 2005 as a result of the net loss for the year. Approximately 0.7 million and 1.9 million shares issuable upon exercise of outstanding stock options were excluded from the calculation of diluted earnings per share for the fiscal years ended June 30, 2004 and 2003, respectively, because they were anti-dilutive.

The following table is a summary of shares used in calculating basic and diluted earnings per share:

	Years ended June 30,		
($IN THOUSANDS)	2005	2004	2003
Net income/(loss)	$(35,177)	$13,791	$10,662
Weighted average number of shares outstanding, used in computing basic earnings per share	26,065	26,010	25,371
Dilutive common stock options	-	785	312
Weighted average shares used in computing diluted earnings per share	26,065	26,795	25,683
Basic earnings/(loss) per share	$(1.35)	$0.53	$0.42
Diluted earnings/(loss) per share	$(1.35)	$0.51	$0.42

NOTE 11. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

Comprehensive income (loss) has been calculated by the Company in accordance with FASB No. 130 "Reporting Comprehensive Income". The reconciliation of the components of accumulated other comprehensive income (loss) was as follows:

($IN THOUSANDS)	Foreign currency translation	Unrealized loss on available for sale investments and derivative instruments	Total
Balance as of June 30, 2002	$(12,303)	-	$(12,303)
Changes during the year	9,450	-	9,450
Balance as of June 30, 2003	$(2,853)	-	$(2,853)
Changes during the year	5,458	(98)	5,360
Balance as of June 30, 2004	$2,605	(98)	$2,507
Changes during the year	(2,507)	(356)	(2,863)
Balance as of June 30, 2005	$98	$(454)	$(356)

NOTE 12. STOCK AND EMPLOYEE BENEFIT PLANS

The Stock Option Committee of the Board of Directors is responsible for administration of the Company's stock option plans and determines the term of each option, the option exercise price, the number of option shares granted, and the rate at which options become exercisable.

On May 26, 2005, the Compensation Committee of the Board of Directors of the Company approved the acceleration of vesting of certain unvested out-of-the-money stock options previously awarded to current employees, including executive officers, and non-employee directors, effective as of the close of business on June 30, 2005. A stock option was considered out-of-the-money if the option exercise price was greater than the closing price per share of Common Stock of the Company on the NASDAQ National Market on June 30, 2005. Such actions were taken in accordance with the provisions of the Company's Second Amended and Restated 1995 Stock Option Plan, 1998 Non-qualified, Non-Officer Stock Option Plan and the 2001 Stock Incentive Plan. There were 281,000 stock options that vested as a result of the acceleration on June 30, 2005. The closing price on June 30, 2005 was $19.82 per share. No compensation expense was recorded as a result of this acceleration.

2001 Stock Incentive Plan

In September 2001, the Company adopted the 2001 Stock Incentive Plan, ("2001 Plan") which provides for the grant of incentive and non-qualified stock options for the purchase of up to an aggregate of 1,000,000 shares of common stock to employees, officers, directors, consultants, and advisors (and any individuals who have accepted an offer for employment) of the Company. Options under the 2001 Plan expire no more than ten years from the date of grant and the expiration date and vesting period may vary at the Board of Directors' discretion.

1998 Stock Plan

In February 1998, the Company adopted the 1998 Non-qualified, Non-officer Stock Option Plan (the "1998 Plan") which provides for the grant of non-qualified options to purchase up to an aggregate of 500,000 shares of common stock to any employee or consultant of the Company who is not an executive officer or director of the Company. In January 1999, the Company's Board of Directors approved an increase in the number of shares issuable under the 1998 Plan to 1,500,000 shares. Options under the 1998 Plan expire eight years from the date of grant and vest at dates ranging from the issuance date to five years.

1995 Stock Plan

The 1995 Stock Plan ("1995 Plan") provides for the grant of incentive and non-qualified stock options for the purchase of up to an aggregate of 3,028,674 shares of common stock to directors, officers, employees, and consultants to the Company. Options under the 1995 Plan expire eight years from the date of grant and vest over ninety days to five years. The 1995 Plan will expire on September 13, 2005, except for options outstanding on that date.

Employee Stock Purchase Plans

In March 2000, the Board of Directors of the Company adopted the 2000 Employee Stock Purchase Plan (the "2000 Purchase Plan"). Under the 2000 Purchase Plan, employees had the opportunity to purchase common stock at 85% of the average market value on the first day of each opening period or last day of each purchase period (as defined by the Purchase Plan), whichever was lower, up to specified limits. The 2000 Purchase Plan was amended in May 2005 for offering periods commencing on or after June 1, 2005 to purchase common stock at 95% of the fair market value of the stock on the last day of each purchase period (as defined by the Purchase Plan). An aggregate of approximately 1,800,000 shares may be issued under the 2000 Purchase Plan.

During fiscal year 2005, there were 209,252 shares purchased at a range of $10.59 to $16.82 per share and during fiscal year 2004, there were 267,418 shares purchased at a range of $10.59 to $15.72 per share.

Stock Options of Subsidiary

In August 2000, Perceptive Informatics, Inc., adopted the 2000 Stock Incentive Plan ("the Perceptive Plan"), which was amended in March 2003 to grant rights to purchase up to an aggregate of 7,030,000 shares of Perceptive common stock. Under the Perceptive Plan, Perceptive was able to grant to its employees, officers, directors, consultants and advisors, options, restricted stock awards, or other stock-based awards. As of June 30, 2005 and 2004, Perceptive was not publicly traded and options to purchase 4,206,535 shares and 3,085,802 shares, respectively were outstanding under this plan and the options to purchase 137,250 shares had been exercised as of June 30, 2005.

As discussed in Note 18 below, on August 22, 2005, PAREXEL acquired all of the equity interests held by minority stockholders of Perceptive. Under the terms of the agreement, PAREXEL assumed all outstanding stock options under the Perceptive Plan. As a result, the holders of Perceptive stock options are entitled to receive upon exercise of such options $1.65 in cash, without interest, for each share of Perceptive common stock that was subject to such options immediately prior to the merger. None of the other terms and conditions of the Perceptive stock options have changed. The stock options will continue to be exercisable only upon payment of the exercise price of such options and to be subject to the vesting schedule to which such stock option were subject immediately prior to the merger.

Summary Data for PAREXEL Stock Option Plans

Aggregate stock option activities for all plans, excluding the Perceptive Plan, for the three years ended June 30, 2005 were as follows:

	Options	Weighted Average Exercise Price
Outstanding at June 30, 2002	4,014,570	$15.20
Granted	129,000	$11.19
Exercised	(138,061)	$9.23
Canceled	(346,148)	$17.81
Outstanding at June 30, 2003	3,659,361	$15.05
Granted	485,420	$17.13
Exercised	(502,534)	$9.86
Canceled	(396,822)	$18.80
Outstanding at June 30, 2004	3,245,425	$15.70
Granted	343,000	$20.28
Exercised	(343,348)	$11.22
Canceled	(151,883)	$18.65

Outstanding at June 30, 2005	3,093,194	$16.53
Exercisable at June 30, 2003	2,251,228	
Exercisable at June 30, 2004	2,156,845	
Exercisable at June 30, 2005	2,552,441	
Available for future grant at June 30, 2005	1,079,554	

Summary information related to options outstanding and exercisable as of June 30, 2005 was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding as of June 30, 2005	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable as of June 30, 2005	Weighted Average Exercise Price
$ 7.5621 - $11.3430	486,236	3.0	$9.45	461,907	$9.49
$11.3431 - $15.1240	1,176,240	3.9	$12.66	1,023,622	$12.59
$15.1241 - $18.9050	465,390	5.8	$17.08	171,584	$17.06
$18.9051 - $22.6860	537,333	5.4	$20.63	467,333	$20.81
$22.6861 - $26.4670	61,770	1.4	$24.51	61,770	$24.51
$26.4671 - $30.2480	162,300	0.9	$27.09	162,300	$27.09
$30.2481 - $34.0290	157,025	0.1	$31.80	157,025	$31.80
$34.0291 - $37.8100	46,900	0.8	$36.23	46,900	$36.23
	3,093,194	3.9	$16.53	2,552,441	$16.66

401(k) PLAN

The Company sponsors an employee savings plan ("the Plan") as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees in the U.S. who elect to participate. Participants have the opportunity to invest on a pre-tax basis in a variety of mutual fund options and PAREXEL stock. The Company matches 100% of each participant's voluntary contributions up to 3% of gross salary per payroll period subject to an annual cap of $3,000. Company contributions vest to the participants in 20% increments for each year of employment and become fully vested after five years of continuous employment. Company contributions to the Plan were $2.3 million, $2.7 million and $2.8 million, for the years ended June 30, 2005, 2004, and 2003, respectively.

NOTE 13. FINANCIAL INSTRUMENTS

As of June 30, 2005 and 2004, the Company had entered into currency exchange contracts to exchange Euro, British Pounds and South African Rand for U.S. dollars. The notional contract amount of outstanding currency exchange contracts was approximately $11.9 million and $10.4 million at June 30, 2005 and 2004, respectively.

While it is not the Company's intention to terminate the above derivative financial instruments, fair values were estimated based on market rates, which represented the amounts that the Company would receive or pay if the instruments were terminated at the balance sheet date. The fair values of currency exchange contracts were approximately $11.7 million at June 30, 2005 and $10.4 million at June 30, 2004.

At June 30, 2005, maturities of the Company's currency exchange contracts ranged from one to four months.

NOTE 14. INCOME TAXES

Domestic and foreign income (loss) before income taxes for the three years ended June 30, were as follows:

($IN THOUSANDS)	2005	2004	2003
Domestic	$(30,366)	$(1,120)	$1,743
Foreign	31,106	24,563	16,744
	$740	$23,443	$18,487

Provisions for income taxes for the three years ended June 30, were as follows:

($IN THOUSANDS)	2005	2004	2003
Current:			
Federal	$(692)	$(585)	$5,209
State	152	531	1,027
Foreign	10,342	4,303	4,393
	9,802	4,249	10,629
Deferred:			
Federal	16,439	(493)	(2,714)
State	3,570	(43)	(409)
Foreign	5,755	5,601	(256)
	25,764	5,065	(3,379)
	$35,566	$9,314	$7,250

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate as set forth below:

($IN THOUSANDS)	2005	%	2004	%	2003	%
Income tax expense computed at the federal statutory rate	$259	35.0%	$8,206	35.0%	$6,470	35.0%
State income taxes, net of federal benefit	99	13.3%	359	1.5%	408	2.2%
Foreign rate differential	(2,298)	-310.5%	594	2.5%	(956)	-5.2%
Foreign permanent tax adjustments	(533)	-72.0%	(1,417)	-6.0%	(780)	-4.2%
U.S. permanent tax adjustments	188	25.4%	(56)	-0.2%	21	0.1%
Change in valuation allowances	37,439	5059.3%	2,816	12.0%	1,911	10.3%
Other	412	55.7%	(1,188)	-5.1%	176	1.0%
	$35,566	4806.2%	$9,314	39.7%	$7,250	39.2%

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings have been permanently reinvested. Such taxes, if any, are not expected to be significant.

Significant components of the Company's net deferred tax assets as of June 30, 2005 and 2004 were as follows:

($IN THOUSANDS)	2005	2004
Deferred tax assets:		
US loss carryforwards	$8,637	$ -
Foreign loss carryforwards	12,471	11,675
Accrued expenses	36,571	26,218
Allowance for doubtful accounts	238	721
Unbilled accounts receivable	11,992	16,907
Other	167	83
Gross deferred tax assets	70,076	55,604
Deferred tax asset valuation allowance	(49,128)	(15,734)
Total deferred tax assets	20,948	39,870
Deferred tax liabilities:		
Property and equipment	(10,709)	(14,543)
Deferred contract profit	(8,127)	(3,849)
Foreign intangible assets	(1,109)	-
Foreign risk reserve	(1,818)	(1,470)
Foreign work-in-process valuation	(2,772)	-
UK group relief	(2,946)	-
Other	(7,300)	(2,662)
Total deferred tax liabilities	(34,781)	(22,524)
	$(13,833)	$17,346

The net deferred tax assets and liabilities included in the consolidated balance sheets as of June 30, 2005 and 2004 were as follows:

($IN THOUSANDS)	2005	2004
Current deferred tax assets	$18,811	$29,710
Non-current deferred tax assets	2,137	10,160
Current deferred tax liabilities	(16,928)	(4,424)
Non-current deferred tax liabilities	(17,853)	(18,100)
	$(13,833)	$17,346

The Company has tax loss carryforwards, tax effected, of approximately $21.1 million that are available to offset future liabilities for income taxes. Some of the tax loss carryforwards will expire if not used within the next 5 years, but most can be carried forward indefinitely. A valuation allowance has been established for certain future income tax benefits related to income tax loss carryforwards and temporary tax adjustments based on an assessment that it is more likely than not that these benefits will not be realized. In fiscal 2005, the valuation allowance increased by $33.4 million with significant reserves added in the U.S. and the Netherlands. As of June 30, 2005, $49.1 million of future tax rate benefit remains. The ultimate realization of this benefit is dependent upon the generation of sufficient taxable income in respective jurisdictions.

NOTE 15. COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company leases its facilities under operating leases that include renewal and escalation clauses. Total rent expense, net of sublease income was $35.6 million, $34.0 million, and $30.2 million for fiscal years 2005, 2004 and 2003, respectively. Additionally, the Company has assets under capital leases. Future minimum lease payments due under non-cancelable leases are as follows:

($IN THOUSANDS)	2006	2007	2008	2009	2010	Thereafter	Total
Operating and capital leases	$40,093	$36,538	$30,213	$24,041	$13,884	$74,191	$218,960
Less: sublease income	(1,887)	(1,530)	(1,037)	(798)	(145)	(424)	(5,821)
Total	$38,206	$35,008	$29,176	$23,243	$13,739	$73,767	$213,139

In association with the IMC acquisition as discussed in Note 3 above, as of June 30, 2005, the Company is obligated to make maximum additional payments of $2.9 million in contingent purchase price if IMC achieves certain established financial targets through September 30, 2007.

In association with the Qdot acquisition as discussed in Note 18 below, the Company is obligated to make maximum additional payments of approximately $3.0 million in contingent purchase price if Qdot achieves certain established financial targets through September 28, 2008.

The Company has letter-of-credit agreements with banks totaling approximately $4.3 million guaranteeing performance under various operating leases and vendor agreements.

NOTE 16. RELATED PARTY TRANSACTIONS

As discussed in Note 18 below, on August 22, 2005, the Company acquired all of the equity interests held by minority stockholders of Perceptive Informatics, Inc., and now owns all of the outstanding common stock of Perceptive. This acquisition was effected through a "short-form" merger of PIC Acquisition, Inc., an indirect subsidiary of PAREXEL and, prior to the merger, the owner of 97.8% of the outstanding common stock of Perceptive. Under the terms of the merger, Perceptive was valued at approximately $66.3 million, and PAREXEL agreed to pay an aggregate of approximately $3.2 million in cash to the minority stockholders for their shares of common stock. Certain executive officers and directors of PAREXEL held shares of Perceptive common stock prior to the merger.

In addition, under the terms of the merger, PAREXEL assumed all outstanding stock options under Perceptive's stock incentive plan. As a result, the holders of Perceptive stock options are entitled to receive upon exercise of such options $1.65 in cash, without interest, for each share of Perceptive common stock that was subject to such options immediately prior to the merger. None of the other terms and conditions of the Perceptive stock options have changed. The stock options will continue to be exercisable only upon payment of the exercise price of such options and to be subject to the vesting schedule to which such stock options were subject immediately prior to the merger. Certain executive officers and directors of PAREXEL held stock options to purchase Perceptive common stock prior to the merger.

Additionally as part of the merger, PAREXEL has also agreed to make payments totaling $1.6 million to certain employees of Perceptive on the first anniversary of the effective date of the merger, including $500,000 to an executive officer. These payments are not conditioned on these employees remaining as employees of Perceptive on the first anniversary of the effective date of the merger.

The terms and conditions of the merger were established and approved by a special committee of the Board of Directors of PAREXEL consisting of two independent directors of PAREXEL having no interests in Perceptive, with consultation from an investment banking firm and legal counsel.

During the third quarter of fiscal year 2004, the Company disposed of a small business by closing an asset sale arrangement with a former non-officer employee. In association with the transaction, the buyer issued a four-year promissory note to the Company. Payments on the promissory note are due on a quarterly basis, commencing on June 30, 2004. The total amount of pro rata gain realized to-date through June 30, 2005 was $89,000. All payments have been received in a timely manner.

The Company contributed the shares of stock of FWPS Group Limited, a company organized under the laws of the United Kingdom, which it acquired in January 2003, to Perceptive, in July 2003. Perceptive issued shares of common stock to

PAREXEL International Trust, a wholly owned subsidiary of the Company, as consideration for this contribution. As a result of the transaction, the Company's ownership in Perceptive increased from 97.4% to 98.2% in July 2003. Certain executive officers and directors of the Company owned 0.87% of the issued and outstanding common stock of Perceptive as of July 2003. The terms of this transaction were approved by an independent committee of the Board of Directors of the Company, the members of which neither serve as Director of, nor own any shares of stock of Perceptive and using a valuation prepared by an independent third party.

During the years ended June 30, 2004, certain members of the Company's Board of Directors were affiliated with a company in which PAREXEL is a minority shareholder. The total amount of investment by PAREXEL was $0.5 million.

NOTE 17. GEOGRAPHIC AND SEGMENT INFORMATION

Financial information by geographic area for the three years ended June 30, 2005, 2004 and 2003 were as follows:

($IN THOUSANDS)	2005	2004	2003
Service revenue:			
United States	$202,924	$244,713	$264,090
Europe	313,114	272,490	233,709
Asia and Other	28,688	23,780	21,137
	$544,726	$540,983	$518,936
Income (loss) from operations:			
United States	$(32,039)	$(4,408)	$6,923
Europe	30,470	21,745	15,013
Asia and Other	1,293	1,036	(4,708)
	$(276)	$18,373	$17,228
Tangible Long-lived assets:			
United States	$2,116	$3,064	$2,187
Europe	1,940	2,521	3,375
Asia and Other	1,044	1,148	1,065
	$5,100	$6,733	$6,627

The Company is managed through three business segments, namely, CRS, PCMS and Perceptive. CRS constitutes the Company's core business and includes clinical trials management and biostatistics and data management, as well as related medical advisory and investigator site services. PCMS provides technical expertise in such disciplines as clinical pharmacology, regulatory affairs, industry training, publishing, and management consulting. PCMS consultants identify alternatives and propose solutions to address clients' product development, registration, and commercialization issues. PCMS provides a full spectrum of market development, product development, and targeted communications services in support of product launch. PCMS also provides health policy consulting and strategic reimbursement services. Perceptive provides information technology solutions designed to improve clients' product development processes. Perceptive offers a portfolio of services that include the medical imaging services, IVRS, CTMS, web-based portals, systems integration, and patient diary applications.

The Company evaluates its segment performance and allocates resources based on service revenue and gross profit (service revenue less direct costs), while other operating costs are evaluated on a geographic basis. Accordingly, the Company does not include selling, general, and administrative expenses, depreciation and amortization expense, interest income (expense), other income (expense), and income tax expense in segment profitability. The accounting policies of the segments are the same as those described in Note 2. Furthermore, the Company attributes revenue to individual countries based upon the number of hours of services performed in the respective countries and inter-segment transactions are not included in service revenue.

The Company evaluates its assets (including long-lived assets) on a geographic basis because it has a global infrastructure supporting all three business segments.

($IN THOUSANDS)	CRS	PCMS	PERCEPTIVE	TOTAL
Service revenue:				
2005	$375,327	$126,552	$42,847	$544,726
2004	$375,219	$129,791	$35,973	$540,983
2003	$364,200	$129,936	$24,800	$518,936
Gross profit on service revenue:				
2005	$127,800	$37,577	$19,305	$184,682
2004	$132,964	$34,089	$17,867	$184,920
2003	$125,202	$36,309	$10,249	$171,760

NOTE 18. SUBSEQUENT EVENTS

Effective July 1, 2005, the Company acquired the assets of Qdot PHARMA, a leading Phase I and IIa Proof of Concept clinical pharmacology business located in George, South Africa for approximately $3.0 million. Under the agreement, the Company agreed to make additional payments of up to approximately $3.0 million in contingent purchase price if Qdot achieves certain established financial targets through September 28, 2008. In association with this transaction, the Company recorded approximately $1.8 million of excess cost over the fair value of the interest in the net assets acquired as goodwill. Pro forma results of Qdot operations have not been presented because the effect of this acquisition is not material.

On August 22, 2005, the Company acquired all of the equity interests held by minority stockholders of Perceptive Informatics, Inc., and now owns all of the outstanding common stock of Perceptive. This acquisition was effected through a "short-form" merger of PIC Acquisition, Inc., an indirect subsidiary of PAREXEL and, prior to the merger, the owner of 97.8% of the outstanding common stock of Perceptive. Under the terms of the merger, Perceptive was valued at approximately $66.3 million, and PAREXEL agreed to pay an aggregate of approximately $3.2 million in cash to the minority stockholders for their shares of common stock. Certain executive officers and directors of PAREXEL held shares of Perceptive common stock prior to the merger.

In addition, under the terms of the merger, PAREXEL assumed all outstanding stock options under Perceptive's stock incentive plan. As a result, the holders of Perceptive stock options are entitled to receive upon exercise of such options $1.65 in cash, without interest, for each share of Perceptive common stock that was subject to such options immediately prior to the merger. None of the other terms and conditions of the Perceptive stock options have changed. The stock options will continue to be exercisable only upon payment of the exercise price of such options and to be subject to the vesting schedule to which such stock options were subject immediately prior to the merger. Certain executive officers and directors of PAREXEL held stock options to purchase Perceptive common stock prior to the merger.

Additionally as part of the merger, PAREXEL has also agreed to make payments totaling $1.6 million to certain employees of Perceptive on the first anniversary of the effective date of the merger, including $500,000 to an executive officer. These payments are not conditioned on these employees remaining as employees of Perceptive on the first anniversary of the effective date of the merger.

The terms and conditions of the merger were established and approved by a special committee of the Board of Directors of PAREXEL consisting of two independent directors of PAREXEL having no interests in Perceptive, with consultation from an investment banking firm and legal counsel.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of PAREXEL International Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2005. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on the assessment, management concluded that, as of June 30, 2005, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, Ernst & Young LLP has issued an audit report on management's assessment of the Company's internal control over financial reporting. This report appears on page 60.

/s/ Josef H. von Rickenbach
Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer

/s/ James F. Winschel, Jr.
James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer
(principal financial officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of PAREXEL International Corporation:

We have audited the accompanying consolidated balance sheets of PAREXEL International Corporation and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2005. Our audits also include the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PAREXEL International Corporation and subsidiaries at June 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of PAREXEL International Corporation's internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 26, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Boston, Massachusetts
August 26, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of PAREXEL International Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that PAREXEL International Corporation maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). PAREXEL International Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that PAREXEL International Corporation maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, PAREXEL International Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of PAREXEL International Corporation and our report dated August 26, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Boston, Massachusetts
August 26, 2005

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES.

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of June 30, 2005. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of as of June 30, 2005, the Company's chief executive officer and chief financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

ITEM 9B. OTHER INFORMATION.

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with respect to this item may be found under the captions "Elections of Directors," "Corporate Governance", "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the Company's 2005 Annual Meeting of Stockholders. Such information is incorporated herein by reference. The Company has adopted a code of ethics, the PAREXEL International Corporation Code of Business Conduct and Ethics, which applies to the conduct of the Company's officers, directors and employees.

CODE OF ETHICS

The Company has adopted a code of business conduct and ethics applicable to all of its employees, including its principal executive officers and principal financial officer. The code of business conduct and ethics is available on the Company's website (www.parexel.com) under the category "Investor Relations-Corporate Governance".

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to this item may be found under the captions "Directors' Compensation," "Compensation Committee Interlocks and Insider Participation," "Executive Compensation," "Employment Agreements," "Stock Performance Graph" and "Compensation Committee and Committee Report on Executive Compensation" in the Proxy Statement for the Company's 2005 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to this item may be found under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement for the Company's 2005 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information with respect to this item may be found under the captions "Certain Relationships and Related Transactions" in the Proxy Statement for the Company's 2005 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to this item may be found under the caption "Fees Paid to Independent Auditors" in the Proxy Statement for the Company's 2005 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) The following documents are filed as part of this report:

(1) FINANCIAL STATEMENTS

The following financial statements and supplementary data are included in Item 8 of this annual report:

FINANCIAL STATEMENTS	FORM 10-K PAGES
Report of Independent Registered Public Accounting Firm for the years ended June 30, 2005, 2004 and 2003	59-60
Consolidated Statements of Operations for each of the three years ended June 30, 2005, 2004 and 2003	36
Consolidated Balance Sheets at June 30, 2005 and 2004	37
Consolidated Statements of Stockholders' Equity for each of the three years ended June 30, 2005, 2004 and 2003	38
Consolidated Statements of Cash Flows for each of the three years ended June 30, 2005, 2004 and 2003	39-40
Notes to Consolidated Financial Statements	41-57

Financial Statement Schedules and Exhibits to the Form 10-K have been included only with the copies of the Form 10-K filed with the SEC. A copy of this Form 10-K, including a list of the Financial Statement Schedules and Exhibits is available free of charge upon written request to: Investor Relations, PAREXEL International, 200 West Street, Waltham, MA 02451.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAREXEL INTERNATIONAL CORPORATION

By: /s/ Josef H. von Rickenbach
Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer

Dated: September 8, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title(s)	Date
/s/ Josef H. von Rickenbach Josef H. von Rickenbach	Chairman of the Board and Chief Executive Officer (principal executive officer)	September 8, 2005
/s/ James F. Winschel, Jr. James F. Winschel, Jr.	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	September 8, 2005
/s/ A. Dana Callow, Jr. A. Dana Callow, Jr.	Director	September 8, 2005
/s/ A. Joseph Eagle A. Joseph Eagle	Director	September 8, 2005
/s/ Patrick J. Fortune Patrick J. Fortune	Director	September 8, 2005
/s/ Richard L. Love Richard L. Love	Director	September 8, 2005
/s/ Serge Okun Serge Okun	Director	September 8, 2005
/s/ William U. Parfet William U. Parfet	Director	September 8, 2005

CERTIFICATION

I, Josef H. von Rickenbach, certify that:

1. I have reviewed this annual report on Form 10-K of PAREXEL International Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

 a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

 b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

 c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

 d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

 a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

 b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: September 8, 2005

/s/ Josef H. von Rickenbach
Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer
(principal executive officer)

CERTIFICATION

I, James F. Winschel, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of PAREXEL International Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

 a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

 b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

 c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

 d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

 a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

 b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: September 8, 2005

/s/ James F. Winschel, Jr.
James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer
(principal financial officer)

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of PAREXEL International Corporation (the "Company") for the fiscal year ended June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Josef H. von Rickenbach, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September 8, 2005

/s/ Josef H. von Rickenbach
Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to PAREXEL International Corporation and will be retained by PAREXEL International Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of PAREXEL International Corporation (the "Company") for the fiscal year ended June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, James F. Winschel, Jr., Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September 8, 2005

/s/ James F. Winschel, Jr.
James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to PAREXEL International Corporation and will be retained by PAREXEL International Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

THIS PAGE INTENTIONALLY LEFT BLANK

CORPORATE INFORMATION

PAREXEL International Corporation
200 West Street
Waltham, Massachusetts
02451-1163
U.S.A.
Telephone: 781.487.9900
Facsimile: 781.487.0525
Website: www.PAREXEL.com

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Thursday, December 15, 2005 at the Museum of Our National Heritage, Lexington, Massachusetts.

STOCK LISTING

Nasdaq National Market
Symbol: PRXL

FINANCIAL REPORTS

Copies of the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, as well as other investor materials, are available upon request from:

PAREXEL International Corporation
Investor Relations
200 West Street
Waltham, Massachusetts
02451-1163
U.S.A.
Telephone: 781.434.4118
Facsimile: 781.487.0525

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
P.O. Box 43010
Providence, Rhode Island
02940-3010
Telephone: 781.575.4101
Website: www.computershare.com/equiserve

INDEPENDENT ACCOUNTANTS

Ernst & Young
Boston, Massachusetts

LEGAL COUNSEL

Wilmer Cutler Pickering Hale and Dorr LLP
Boston, Massachusetts

OFFICE LOCATIONS

North America
San Diego, California
Toronto, Ontario, Canada
Boulder, Colorado
Stamford, Connecticut
Atlanta, Georgia
Chicago, Illinois
Baltimore, Maryland
Lowell, Massachusetts
Waltham, Massachusetts
Hackensack, New Jersey
Durham, North Carolina
Media, Pennsylvania
Whitehall, Pennsylvania
Centreville, Virginia

Europe
Wavre, Belgium
Prague, Czech Republic
Hoersholm, Denmark
Espoo, Finland
Montpellier, France
Orléans, France
Paris, France
Poitiers, France
Berlin, Germany
Frankfurt, Germany
Freiburg, Germany
Hennigsdorf, Germany
Budapest, Hungary
Milan, Italy
Vilnius, Lithuania
Amsterdam, Netherlands
Lillestrom, Norway
Warsaw, Poland
Bucharest, Romania
Moscow, Russia
St. Petersburg, Russia
Madrid, Spain
Stockholm, Sweden
Kiev, Ukraine
Birmingham, United Kingdom
Harrow, United Kingdom
London/Uxbridge, United Kingdom
Sheffield, United Kingdom
Worthing, United Kingdom

Asia Pacific/Middle East/ South Africa
Sydney, Australia
Tel Aviv, Israel
Kobe, Japan
Tokyo, Japan
Bloemfontein, South Africa
George, South Africa

South America
Buenos Aires, Argentina
Sao Paolo, Brazil
Santiago, Chile

FORWARD-LOOKING STATEMENTS

This report contains certain "forward-looking statements" concerning projected future financial performance and expected plans for future operations to assist investors in gaining a better understanding of the Company. For a discussion of factors which could cause results to differ materially from such statements, please refer to the section entitled "Risk Factors" under "Item 1. Business," in the Form 10-K included in this Annual Report.

BOARD OF DIRECTORS

A. Dana Callow, Jr.
Managing General Partner
Boston Millennia Partners

A. Joseph Eagle
Chairman
Blackspot Interactive Limited

Patrick J. Fortune, PhD
Partner
Boston Millennia Partners

Richard L. Love
Chief Operating Officer
Translational Genomics Research Institute (TGen)

Serge Okun
Individual Investor

William U. Parfet
Chairman of the Board and Chief Executive Officer
MPI Research, Inc.

Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer
PAREXEL International Corporation

OFFICERS

Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer

James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer

Michael E. Woehler, PhD
Executive Vice President

Mark A. Goldberg, MD
President, Clinical Research Services and Perceptive Informatics, Inc.

Kurt A. Brykman
President, PAREXEL Consulting and Medical Marketing Services

Ulf Schneider, PhD
Senior Vice President and Chief Administrative Officer

Susan H. Alexander
Senior Vice President, General Counsel and Secretary

PAREXEL®

Expertise that makes the Difference™

PAREXEL International Corporation

200 West Street
Waltham, Massachusetts
02451-1163
U.S.A.
781.487.9900 *phone*
781.487.0525 *fax*

www.PAREXEL.com

PAREXEL Consulting

Drug Development Expertise

Clinical Research Services

Process Expertise

Perceptive Informatics™

Technology Expertise

Medical Marketing Services

Commercialization Expertise

PXC-AR-05

© 2005 ALL RIGHTS RESERVED. PAREXEL INTERNATIONAL®